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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Television Network

*CURRENT ADDRESS ______________________

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PROCESSED
JUL 23 2008
THOMSON REUTERS

**FORMER NAME ______________________

**NEW ADDRESS ______________________

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FILE NO. 82- 05776   FISCAL YEAR 3-31-08

*• Complete for initial submissions only ** Please note name and address changes*

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OICF/BY: dlw

DAT : 7/21/08

Fuji Television Network, Inc. May 15, 2008

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2008

RECEIVED

2008 JUL 21 A 10:

Company Name: **Fuji Television Network, Inc.**

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

AR/S 3-31-08

For further information, please contact: Kazunobu Iijima, Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

Date of the General Meeting of the Shareholders: June 27, 2008

Planned filing of an annual security report: June 27, 2008 Planned start of dividend payments: June 30, 2008

(Figures less than ¥1 million have been omitted.)

1. Consolidated Performance

(1) Operating Results

Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	575,484	(1.2)	24,372	(42.4)	27,056	(41.2)	15,770	(36.5)
2007	582,660	(1.8)	42,325	(16.6)	45,995	(8.6)	24,846	119.0

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2008	6,847.60	—	3.4	3.8	4.2
2007	10,811.13	—	5.4	6.5	7.3

(Reference) Gain (Loss) on investment by equity method: 2008: ¥1,722 million, 2007: ¥2,536 million

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	677,000	456,077	66.7	195,967.51
2007	731,496	469,586	63.3	201,008.38

(Reference) Total shareholders' equity: March 31, 2008: ¥451,331 million, March 31, 2007: ¥462,941 million

(3) Cash Flows

Years ended March 31

	Cash flows from	Cash flows from	Cash flows from	Cash and cash
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2008	25,383	(41,488)	(9,367)	80,171
2007	60,718	(18,206)	(9,013)	104,324

2. Dividends

Years ended/ending March 31

Record date	Dividends per share			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-net assets ratio
	Interim dividends	Year-end dividends	Total			
	Yen	Yen	Yen	Millions of yen	%	%
2007	2,000.00	3,000.00	5,000.00	11,515	46.2	2.5
2008	1,800.00	1,800.00	3,600.00	8,291	52.6	1.8
2009 (Forecast)	1,800.00	1,800.00	3,600.00	—	44.8	—

3. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	284,400	1.0	10,800	46.3	13,600	52.2
Fiscal year	579,100	0.6	28,700	17.8	32,800	21.2

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,400	(29.3)	3,213.07
Fiscal year	18,500	17.3	8,032.67

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).
   a. Changes in accordance with revisions to accounting standards: Yes
   b. Other changes: None

3. Number of Shares Outstanding (Common stock)
   Number of shares outstanding at fiscal year-end:
   2008: 2,364,298 shares 2007: 2,364,298 shares
   Number of treasury stocks at fiscal year-end:
   2008: 61,202 shares 2007: 61,202 shares

(Reference) Flash Report (Non-Consolidated Basis)

Results for fiscal year ended March 31, 2008

1. Non-Consolidated Performance

(1) Operating Results

Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	382,971	1.3	22,420	(36.5)	27,861	(27.0)	15,121	(36.7)
2007	377,875	(1.0)	35,294	(11.3)	38,165	(4.7)	23,904	309.4

	Net income per share	Net income per share after dilution
	Yen	Yen
2008	6,565.77	—
2007	10,379.27	—

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	563,040	419,265	74.5	182,044.29
2007	614,290	429,683	69.9	186,567.67

(Reference) Total shareholders' equity: March 31, 2008: ¥419,265 million, March 31, 2007: ¥429,683 million,

2. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	179,100	(6.9)	10,200	36.7	11,600	26.1
Fiscal year	—	—	—	—	—	—

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,000	23.7	3,039.39
Fiscal year	—	—	—

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

For assumptions underlying the forecast and other related items, see Page 8, "Outlook for the Fiscal Year Ending March 31, 2009." Non-consolidated fiscal year forecasts are not included, as the Company will become a certified broadcast holding company structure on October 1, 2008. Forecasts will be announced as soon as figures are available.

1. BUSINESS PERFORMANCE

(1) Analysis of Business Performance

[Business Performance in the Subject Fiscal Year]

The Japanese economy during the subject fiscal year (ended March 31, 2008) showed signs of a slight recovery during the initial months, but turned increasingly unsteady from the summer as growth in consumer spending and other types of domestic demand came to a standstill over the subprime loan crisis in the United States. The television advertising market also lagged during the period, as major advertisers cut back on overhead and altered advertising patterns in response to the slowdown in the global economy and rising costs for oil, wheat and other raw materials and commodities.

Amid this economic environment, strong viewer support allowed the Fuji Television Group to achieve a "quadruple crown" in viewer ratings for the fourth consecutive year, capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. This helped stimulate the business environment, and revenue rose in the Broadcasting segment and Program Production and Related Business segment, but lagged in the Direct Marketing and Video and Music segment, leading to a year-on-year decline in consolidated net sales for the subject fiscal year of 1.2% to ¥575,484 million.

Earnings were down in all segments, due to an increase in depreciation expenses in the Broadcasting segment and other factors. Operating income fell 42.4% year on year to ¥24,372 million, with recurring profit down 41.2% to ¥27,056 million.

Net income, despite extraordinary gains from the sale of investment securities and sale of investments, declined 36.5% from the previous fiscal year to ¥15,770 million.

Results by operating segment are as follows.

Years ended March 31

	Net sales			Operating income (loss)		
	2007	2008	Change	2007	2008	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Broadcasting	402,789	406,125	0.8	36,205	22,765	(37.1)
Program Production and Related Business	52,494	54,342	3.5	3,702	2,659	(28.2)
Direct Marketing	67,321	63,254	(6.0)	(1,664)	(2,455)	—
Video and Music	74,330	68,899	(7.3)	3,561	1,375	(61.4)
Other	59,116	59,129	0.0	729	(37)	—
Eliminated	(73,392)	(76,267)	—	(208)	65	—
Total	582,660	575,484	(1.2)	42,325	24,372	(42.4)

Broadcasting

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting.

Sales in the Television Broadcasting division increased 1.3% year on year to ¥382,971 million.

Revenues from television broadcasting, the main source of sales in the Television Broadcasting division, declined 1.6% year on year to ¥289,134 million. Time advertising sales (sales for program sponsorship) rose from a year earlier as viewer ratings remained high, but spot advertising sales (sales for commercials that run between programs rather than as a program sponsorship), which are comparatively susceptible to variation in the advertising market, continued to decline from the previous term.

In network time advertising sales (time advertising sales for nationwide broadcasts), regular program sales, despite an increase in cancellations of regular programming in order to schedule one-off programming, were up overall from the previous fiscal year due to greater year-on-year sales during the April and October new programming seasons. One-off programming sales also rose from the previous term due to broadcasts of such programs as the 2007 World Cup Volleyball in November and December, and the World Figure Skating Championships 2008 in March. As a result, network time advertising sales increased 1.1% year on year to ¥136,362 million.

In local time advertising sales for broadcasts to the Kanto region, regular program sales declined year on year overall. Fees for mini program slots (short programs of about five minutes in length) remained steady, but were down for other programming during the April and October new programming seasons. At the same time, one-off program sales rose from the previous fiscal year due to single-company sponsorship for several programs, and a slight rise in sales for specialty programming over the New Year holidays. As a result, local time advertising sales in the Kanto region declined 3.7% year on year to ¥22,002 million.

In spot advertising, sales declined from such industries as non-alcoholic beverages, automobiles and automotive goods, as well as financial services and insurance, with greater shares from cosmetics and toiletries, drugs and other medical products, as well as transportation, leisure and sightseeing. Sales during the first half of the term were down slightly from the same period of the previous fiscal year, as a positive second quarter was offset by a weak first quarter. Sales were also down during the second half, despite signs of a recovery in February. The third quarter was particularly bad, with fierce competition from rival broadcasters for market share pushing down regional average prices. As a result, spot advertising sales declined 3.9% year on year to ¥130,769 million.

Revenue from other broadcasting businesses increased 1.0% year on year to ¥31,175 million, due to strong program sales underpinned by popular shows.

In revenues from other operations in the Television Broadcasting division, income rose in the rights business. DVD sales for such titles as *Hitoshi Matsumoto no Suberanai Hanashi* and the *Dragonball* series remained strong, overseas titles such as *Prince of the Legend* were successful, and sales of program-related goods were positive. In the movie business, revenue rose on the back of the major hit *HERO* (released in September 2007), which was number one in the Japanese live action category in 2007. In the event business as well, revenue was up due to the nationwide success of *Dralion*, both critically and at the box office. As a result, revenues from other operations rose 17.6% year on year to ¥62,662 million.

In terms of expenses, operating expenses in the Television Broadcasting division rose from the previous fiscal year due to increases in depreciation and operating costs arising from the opening of the Bayside Studio, together with other business costs linked to rising sales.

In the Radio Broadcasting division, which includes both production and program sales revenue, sales declined 7.0% year on year to ¥23,189 million as both time and spot revenue were down from a year earlier.

In terms of expenses, although costs declined with the falloff in revenue, and far-reaching cuts in SG&A expenses helped control expenditures, this was insufficient to compensate for the revenue decline.

For the Broadcast segment overall, sales rose 0.8% from the previous fiscal year to ¥406,125 million, though operating income was down 37.1% to ¥22,765 million.

Sales by Broadcasting Operations

Years ended March 31

	2007	2008	Change from the previous term
Television broadcasting			
Broadcasting operations	324,604	320,309	(1.3)
Broadcasting	293,728	289,134	(1.6)
Network time	134,830	136,362	1.1
Local time	22,836	22,002	(3.7)
Spot	136,062	130,769	(3.9)
Broadcasting related business	30,875	31,175	1.0
Other operations	53,271	62,662	17.6
Subtotal	377,875	382,971	1.3
Radio broadcasting	24,947	23,189	(7.0)
Elimination in the segment	(33)	(35)	—
Total	402,789	406,125	0.8

Program Production and Related Business

This segment consists of subsidiaries involved in program production, engineering, set design, and other activities. Each of the relevant subsidiaries worked to increase sales from events and other areas not related to programming, achieving a 3.5% increase in sales from the previous fiscal year to ¥54,342 million. Operating income, however, declined 28.2% to ¥2,659 million despite efforts to trim expenses, due to increases in accrued pension costs, depreciation of new hardware, and other expenditures.

Direct Marketing

This segment reflects the business results of Dinos Inc., which posted a 6.0% decline in sales year on year to ¥63,254 million.

Sales in catalogue media rose 0.8% from a year earlier, though revenue in the television shopping business was down 27.4%, which was a significant drag on performance. Internet sales more than doubled, however, rising 115.4% to account for one third of segment sales, due to gains realized from web-based sales promotions.

Fuji Television posted an operating loss for this segment of ¥2,455 million, an increase of ¥790 million from the operating loss in the previous fiscal year. This was due mainly to a higher cost ratio that offset the decline in such SG&A expenses as the distribution, programming, and shipping costs included in direct marketing expenses. However, ¥1,999 million of this operating loss was recorded during the first half, improving to just ¥455 million in the second half of the term.

Dinos Inc. merged with FujiTV Flower Center, Co., Ltd. on April 1, 2007.

Video and Music

In the music industry, the packaged CD and DVD market remained slow, but the music distribution business expanded, centered on mobile phone.

Pony Canyon, Inc.'s music division posted healthy sales of Kreva's album *Yoroshiku Onegaishimasu*, while DVD sales were also strong for such titles as the South Korean drama *Prince of the Legend*, the animated feature *Dragonball*, and the drama program *Hanazakari no Kimitachi-e: Ikemen Paradise.* However, revenue was down year on year with nothing to rival such hits from the previous term as *Dragonball Z*, and *Limit of Love*. Revenue was also down as the music division delayed release of certain major titles until the new fiscal year.

Fujipacific Music, Inc. received a boost to its sales from royalty income for Man Arai and Masafumi Akikawa's *Sen no Kaze ni natte*, and Remioromen's *Konayuki*, but was unable to reach the level of the previous fiscal year, and revenue declined.

As a result, sales in this segment declined 7.3% from the previous fiscal year to ¥68,899 million, with operating income down 61.4% to ¥1,375 million.

Other

In the Other segment, both sales and profits at Fujimic, Inc. rose on the back of strong performance in software development and other areas. Fujisankei Personnel Inc., which focuses on temporary staffing and personnel placement, also posted higher revenue and earnings. In contrast, Fusosha Publishing, Inc. recorded its second consecutive operating loss. Although sales were healthy for such new book titles as *Hexagon Drill*, which was derived from a television program, there were no hit titles such as *Tokyo Tower* in the previous fiscal year, while in the magazine publishing business sales and ad revenue were down amid a slowdown in the publishing industry overall.

As a result, although sales in this segment inched up slightly to ¥59,129 million, Fuji Television posted an operating loss for the segment of ¥37 million.

Equity-Method Affiliates

Among equity-method affiliates, The Sankei Building Co., Ltd. posted positive results, while Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) achieved increases in both revenue and earnings, supported by the steady growth in the number of households able to view digital satellite broadcasts (over 36.5 million as of the end of March 2008). Memory-Tech Corporation, however, despite a rise in revenue, posted an operating loss due to increases in costs and expenses. As a result, overall equity in earnings of affiliated companies (net of dividends) declined 32.1% from the previous fiscal year, to ¥1,722 million.

[Outlook for the Fiscal Year Ending March 31, 2009]

The government's *Monthly Economic Report* for April states that "The economic recovery is currently stalled. Exports are beginning to rise and the economy is expected to recover slightly, but recession fears in the United States stemming from the subprime loan crisis, fluctuations in stock and foreign exchange markets, and trends in oil prices have enhanced the risk of an economic slowdown, and caution is necessary."

Also, Dentsu, Inc. reports that the advertising market during 2008 will be marked by such positive factors as corporate restructuring, expansion of the market for IT and digital products and services, the Beijing Olympics, and greater environmental awareness arising from the G8 Hokkaido Toyako Summit. The firm is predicting that advertising will pick up in a wide range of industries, due to such factors as the launch sophisticated new products, and market competitiveness.

Amid this economic environment, the Fuji Television Group will continue with its Group restructuring program, and pursue selection and concentration of management resources in order to further realize synergistic benefits.

In the broadcasting business, we expect mainstay television broadcasting revenue to decline from the previous fiscal year. Despite such positive factors as the Beijing Olympics, considering the economic environment in recent years there is little to suggest that television advertising, particularly spot advertising, will intensify. We anticipate that non-broadcasting revenue will decline as well, particularly in the event business, as a reaction to the loss of income from *Dralion*, which made such a substantial contribution to sales during the subject fiscal year. However, the addition of new consolidated subsidiaries is forecast to result in a slight increase in consolidated sales overall.

In terms of earnings, we are forecasting across-the-board increases in operating income, recurring profit, and net income. In the Broadcast segment, despite the increase in depreciation expenses centered on the Bayside Studio, we expect earnings to rise due to more efficient management of other expenses. We also anticipate the restoration of profitability at Dinos Inc. in the Direct Marketing segment, and improved profitability for Pony Canyon, Inc. in the Video and Music segment.

As a result of the above, Fuji Television's forecast for the fiscal year ending March 31, 2009, is net sales of ¥579.1 billion, with operating income of ¥28.7 billion, recurring profit of ¥32.8 billion, and net income of ¥18.5 billion. Non-consolidated forecasts are provided only for the first half of the fiscal year, as the Company plans to transition to a certified broadcast holding company on October 1, 2008. Full year non-consolidated forecasts will be announced as soon as figures are available.

[Reference]
Non-consolidated earnings forecasts for the fiscal year ending March 31, 2009, disregarding the transition to a certified broadcast holding company structure, and assuming the corporate structure in place as of the time of this announcement, would be net sales of ¥359.0 billion, with operating income of ¥24.3 billion, recurring profit of ¥25.7 billion, and net income of ¥15.2 billion.

(2) Financial Condition
Total assets at March 31, 2008, amounted to ¥677,000 million, a decrease of ¥54,495 million from the end of the previous fiscal year.

Total current assets amounted to ¥253,577 million, a decrease of ¥29,451 million from the end of the previous fiscal year. This was due mainly to a ¥18,258 million increase in cash and time deposits, against a ¥37,804 million decrease in marketable securities. Total fixed assets were ¥423,423 million, a decline of ¥25,044 million. This was due mainly to a ¥5,952 million decrease in intangible fixed assets resulting from the sale of consolidated subsidiaries and their exclusion from consolidation, along with a ¥18,875 million decrease in investment in securities stemming from a decline in market value.

Total liabilities amounted to ¥220,922 million, a decrease of ¥40,986 million from the end of the previous fiscal year. This was due mainly to a ¥14,355 million decrease in accrued income taxes; a ¥12,195 million decrease in accounts payable (included in other current liabilities); and a ¥7,818 million decrease in deferred tax liabilities stemming from a decrease in the market value of investment securities.

Net assets amounted to ¥456,077 million, a decrease of ¥13,508 million from the end of the previous fiscal year. Despite the recording of ¥15,770 million in net income, net assets fell as a result of a ¥11,054 million decrease for dividend payments from retained earnings, and a ¥16,032 million decrease in valuation gain on other securities.

Cash flows during the subject fiscal period were as follows.

Cash provided by operating activities totaled ¥25,383 million, a decrease of ¥35,334 million from cash provided in the previous fiscal year. This was due mainly to an ¥15,896 million decrease in income before income taxes, and a ¥19,574 million increase in payment of income tax.

Cash used in investing activities totaled ¥41,488 million, an increase of ¥23,281 million in cash used in the previous fiscal year. This was due mainly to a ¥20,371 million increase in expenditures for the purchase of tangible fixed assets, and a ¥18,181 million decline in proceeds from sales and redemption of marketable securities, against ¥15,698 million in proceeds from sale of investments in the U.S. music business.

Cash used in financing activities totaled ¥9,367 million, an increase of ¥354 million from cash used in the previous fiscal year. This was due mainly to a ¥1,890 million increase in dividends paid, against a ¥2,697 million increase in proceeds from long-term borrowings.

As a result, the balance of cash and cash equivalents at March 31, 2008, stood at ¥80,171 million, a decrease of ¥24,152 million from the end of the previous fiscal year.

Trends in cash flow indices are shown below:

Years ended March 31

	2004	2005	2006	2007	2008
Equity ratio (%)	80.2	70.3	66.9	63.3	66.7
Equity ratio, based on market value (%)	116.5	87.3	97.8	86.0	50.0
Number of years for amortization (%)	0.1	0.1	1.3	1.0	2.4
Interest coverage ratio (times)	356.6	362.8	174.7	57.0	27.5

Notes:

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated cash flow statements.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

(3) Basic Policies Concerning the Distribution of Company Profits and Dividends in the Subject and Next Fiscal Years

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with performance, while aggressively investing in infrastructure and content, and entering new fields of business, in order to respond to changes in the broadcasting industry.

Regarding dividends from surplus, we aim for a standard of a non-consolidated dividend payout ratio of 50%, determining the appropriate payment of the dividends for a specified accounting period based on a comprehensive review of the various elements related to the company's income during said period, the investments necessary to develop the business in the future, and other factors.

Based on these policies, Fuji Television made dividend payouts for the fiscal year ended March 31, 2008, totaling ¥3,600 per share. This consisted of a year-end dividend of ¥1,800 per share, and an interim dividend of ¥1,800 per share (a payout ratio on a non-consolidated basis of 54.8%). The dividend payment will be an item on the agenda of the 67th ordinary general meeting of shareholders, scheduled for June 27, 2008.

There is a possibility that the basic policies regarding distribution of earnings will change with the planned transition to a certified broadcast holding company structure on October 1, 2008. However, in accordance with the current policies, the dividend plan for the next fiscal year (ending March 31, 2009) is an interim and year-end dividend of ¥1,800 per share, for a full-year dividend of ¥3,600 per share.

2. ORGANIZATION OF THE FUJI TELEVISION GROUP

Fuji Television, its subsidiaries, the Nippon Broadcasting System, Inc. and Pony Canyon, Inc., and its affiliate, the Sankei Shimbun Co., Ltd, each have their own corporate groups composed of subsidiaries and affiliates and this constellation of companies is involved in a broad range of businesses that include activities in the fields of culture, entertainment, sports, news and the environment.

The Fuji Television Group is made up of the parent company (Fuji Television) and 53 subsidiaries and 36 affiliates, including Nippon Broadcasting System, Inc. and Pony Canyon, Inc. The companies' major activities are broadcasting, as prescribed by Japan's Broadcasting Law; planning, production, technology and transmissions involving programs for broadcast; direct marketing, and video and music. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Broadcasting Television and radio broadcasting	Fuji Television Network, Inc. Nippon Broadcasting System, Inc.
Program Production and Related Business Planning, production, engineering and relay operations as well as other businesses for programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Vasc, Inc. Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing	Dinos Inc.
Video and Music Production and sale of music and video software, management of music copyrights, etc.	Shinko Music Publishers Co., Ltd. Fujipacific Music Inc. "Fuji Music Partners" Pony Canyon Inc. Ponycanyon Enterprise Inc. Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc. Windswept Classics, Inc.
Other Publishing, advertising, temporary agency services, equipment leasing, software development, etc.	Quaras Inc. Nippon Broadcasting Projects, Inc. Fujisankei Personnel Inc. Fujimic, Inc. Fusosha Publishing, Inc.

3. MANAGEMENT POLICIES

(1) Basic Policies

Fuji Television and the Fuji Television Group recognize the public mission and social responsibility inherent in broadcasting, and have adopted as their basic policy the production and distribution of programs, movies, events, and other high-quality content enjoyed by a wide range of viewers, together with the maximization of the value that is generated from such content.

The business environment for the Group has changed dramatically in recent years with the digitization of terrestrial broadcasts, and the spread of Broadcasting Satellite (BS) and Communication Satellite (CS) media, mobile media devices, and broadband Internet access, as well as in terms of domestic economic trends, revisions to applicable laws, and deregulation. The Fuji Television Group, in order to respond readily to these changes in the environment and expand its profit-earning opportunities, has adopted the most effective "content factory" model to provide appealing and high-quality content for a diverse range of transmission routes, substantially boosting its content production capabilities. We are also taking proactive steps to expand businesses outside of broadcasting, and working to restructure the Group by strengthening its management foundation and other initiatives.

Fuji Television seeks to be the representative Japanese media conglomerate, respected in Japan and overseas. As one of the leading companies in the Japanese media content industry, we will continue to maximize the value generated from content and enhance competitiveness, as well as work to establish a stable management foundation that provides sustainable growth, and enhance corporate value.

(2) Management Goals and Indices

Fuji Television believes the setting of certain management goals to be important. At the same time, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance flexibility in management, which must remain responsive to changes in our operating environment. In light of these considerations, we have not set specific numerical targets. However, by working to improve capital and asset efficiency and setting our liability and capital structure appropriately, we aim to improve our management efficiency as measured by return on equity and return on assets. By achieving an appropriate level of capital costs, we will work to boost shareholder and corporate value.

(3) Medium to Long-Term Management Strategies, and Issues to Be Addressed

Fuji Television's management strategy is to further strengthen the content production capabilities that allow the Group to respond to various type of change in the business environment, and to maximize the value of the content created. We will work to strengthen and enhance existing businesses centered on broadcasting, expand peripheral businesses other than broadcasting and develop new business fields, as well as secure stable earnings through careful cost management and establish a solid business foundation for sustainable growth, as we strive to become the representative Japanese media conglomerate respected in Japan and overseas.

In September 2007 Fuji Television opened the Bayside Studio, newly built near the Group's Daiba headquarters to be the central facility for strengthening content production capability. We consolidated the production studios spread across Tokyo in this new production center, establishing in Daiba an integrated structure for content production from the planning stage through recording and editing. This has increased the creativity, work efficiency and cost effectiveness of content production, thereby improving quality, and further advancing the goal of strong content production.

Terrestrial digital broadcasting began in December 2003, with the cessation of analog broadcasts and the transition to full digital planned for July 2011. Fuji Television is steadily taking all possible measures in terms of broadcast equipment and other preparations for this transition, helping to ensure a smooth transition through efforts to promote the spread of terrestrial digital broadcasting and make people aware of the upcoming termination of analog service. In production of broadcast program content, we continue to work to increase the proportion of dramas, variety shows, news and information programs offered in a high-definition format. We are also exploring new types of content creation and transmission combining television broadcasts, mobile media and the Internet, in order to meet the expectations placed in Fuji Television by citizens and viewers.

Fuji Television utilizes the airwaves shared by all residents of Japan to operate a broadcast business, and with a deep awareness of the public mission and social responsibilities of such a business strives to contribute to the fulfillment and development of the lives of a broad range of citizens through its programming and business operations. In July 2006 Fuji Television made its CSR Promotion Office an independent division, and established a CSR Committee and CSR Committee Project Team in order to better incorporate the principles of corporate social responsibility in its operations. We are also continuing with efforts to establish a system of internal controls to ensure proper operational conduct, from the standpoint of transparency in management, and the sustaining and enhancement of fairness. We have also established a Committee for Compliance and Risk Management headed by the president, and designated compliance officers for each workplace in order to ensure that compliance is fully observed.

In its terrestrial digital broadcasting operations Fuji Television makes proactive efforts to ensure stable growth of advertising revenue, strengthen and develop such media as Broadcasting Satellite (BS) and Communication Satellite (CS) broadcasting, mobile phone transmissions, and to link programming with the Internet, reinforcing a structure that provides for transmission of content produced by Fuji Television over a wide range of media, and expands earnings. We are also using television broadcasting as a base to actively pursue non-advertising businesses such as packaged DVD sales, character licensing and other rights businesses, a movie business, an event business, and a direct marketing business using a range of media, as we broaden our management foundation.

In April 2006, the Fuji Television Group transitioned to a consolidated management structure with Fuji Television as an operating holding company, and has continued to restructure its Group subsidiaries, optimize allocation of management resources, and remodel businesses. In March 2007, the Company purchased the remaining stock in Fuji Television's subsidiaries Pony Canyon, Inc. and Fusosha

Publishing, Inc. and made them wholly-owned subsidiaries, and also purchased additional stock in BS Fuji, Inc., an affiliate of Fuji Television. During the subject fiscal year, Dinos Inc. and Fujipacific Music, Inc. were made wholly owned subsidiaries through additional acquisition of shares in November 2007 and February 2008, respectively. In October 2007, Fuji Television's consolidated subsidiaries Bigshot Inc., Fujisankei Advertising Work Inc., and T*Com Corporation, were merged with Fuji Ad. Systems Corp., a joint venture company of six companies in the Fuyo Group and the Fuji Television Group to form the advertising firm Quaras Inc., creating a new communications business. We intend to continue to pursue a flexible program of selection and concentration of management resources with Fuji Television at the core, maximize the power and creativity of each group company, and develop as a highly competitive media conglomerate.

Achieving this medium to long-term management vision will require quickness in management decision-making and flexibility in execution beyond current levels, together with the implementation of proper Group governance. To realize this, the Company decided to transition to a certified broadcast holding company structure on October 1, 2008, by means of a company split. Fuji Television Group has long been held in high regard for its unrivaled comprehensive business development. Going forward, in response to the deep trust place in us by shareholders and investors, we will further pursue businesses that maximize content value and earnings, secure stable earnings sufficient to provide returns to shareholders and to make future investments suitable for the various changes in the business environment, as well as enhance competitiveness in order to attain sustainable growth.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

At March 31

	2007		2008		Change from the previous year
	Millions of yen	%	Millions of yen	%	
ASSETS					
Current assets:					
1. Cash and time deposits	46,368		64,627		
2. Trade notes and accounts receivable	119,763		118,160		
3. Marketable securities	58,697		20,893		
4. Inventories	23,152		21,743		
5. Deferred income tax	7,173		5,333		
6. Other current assets	28,245		23,163		
7. Less allowance for doubtful accounts	(372)		(344)		
Total current assets	283,029	38.7	253,577	37.5	(29,451)
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	84,957		114,378		
(2) Machinery and equipment	17,451		24,129		
(3) Land	27,080		27,079		
(4) Construction in progress	41,090		5,167		
(5) Other tangible fixed assets	9,314		10,390		
Total tangible fixed assets	179,893	24.6	181,146	26.7	1,252
2. Intangible fixed assets					
(1) Goodwill	8,616		7,385		
(2) Leased land rights	15,356		15,356		
(3) Software	17,333		18,873		
(4) Other intangible fixed assets	12,575		6,313		
Total intangible fixed assets	53,881	7.4	47,929	7.1	(5,952)
3. Investments and other assets					
(1) Investment in securities	192,027		173,152		
(2) Long-term loans	1,231		603		
(3) Deferred income tax	3,584		7,527		
(4) Other	20,307		14,965		
(5) Less allowance for doubtful accounts	(2,459)		(1,900)		
Total investments and other assets	214,691	29.3	194,347	28.7	(20,344)
Total fixed assets	448,467	61.3	423,423	62.5	(25,044)
Total assets	731,496	100.0	677,000	100.0	(54,495)

At March 31

	2007		2008		Change from the previous year
	Millions of yen	%	Millions of yen	%	
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	58,905		54,216		
2. Short-term borrowings	5,490		5,303		
3. Accrued income taxes	16,535		2,179		
4. Allowance for sales returns	917		972		
5. Allowance for loss on cancellation of contracts	401		309		
6. Other current liabilities	68,295		52,443		
Total current liabilities	150,545	20.6	115,425	17.0	(35,120)
Long-term liabilities:					
1. Corporate bonds	49,984		49,987		
2. Bonds with stock purchase rights	369		---		
3. Long-term borrowings	2,091		4,454		
4. Deferred tax liabilities	12,283		4,464		
5. Retirement allowance for employees	31,683		32,239		
6. Retirement allowance for directors	3,441		3,172		
7.Negative goodwill	10,598		10,154		
8. Other long-term liabilities	911		1,026		
Total long-term liabilities	111,364	15.2	105,497	15.6	(5,866)
Total liabilities	261,909	35.8	220,922	32.6	(40,986)
NET ASSETS					
Shareholders' equity:					
1. Paid-in capital	146,200		146,200		
2. Capital surplus	173,664		173,664		
3. Retained earnings	141,364		146,322		
4. Treasury stock	(15,505)		(15,505)		
Total shareholders' equity	445,723	60.9	450,682	66.6	4,958
Valuation and translation adjustments:					
1. Valuation difference on available-for sale securities	17,448		1,416		
2. Revaluation difference on land	(454)		(463)		
3. Translation adjustments	223		(302)		
Total	17,217	2.4	649	0.1	(16,568)
Minority interests	6,645	0.9	4,745	0.7	(1,899)
Total net assets	469,586	64.2	456,077	67.4	(13,508)
Total liabilities and net assets	731,496	100.0	677,000	100.0	(54,495)

(2) Consolidated Statements of Income

Years ended March 31

	2007		2008		Change from the previous year	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	582,660	100.0	575,484	100.0	(7,175)	(1.2)
Cost of sales	379,444	65.1	390,778	67.9	11,333	3.0
Gross profit	203,215	34.9	184,706	32.1	(18,509)	(9.1)
Selling, general and administrative expenses:						
1. Selling expense	114,604		112,048			
2. General and administrative expenses	46,285		48,284			
	160,889	27.6	160,333	27.9	(556)	(0.3)
Operating income	42,325	7.3	24,372	4.2	(17,952)	(42.4)
Non-operating revenues:						
1. Interests	393		696			
2. Dividends	1,894		1,949			
3. Equity in earnings of affiliates	2,536		1,722			
4. Rental fee	1,124		1,123			
5. Sale of marketable securities	14		28			
6. Others	1,509		1,403			
Total	7,473	1.3	6,923	1.2	(549)	(7.4)
Non-operating expenses:						
1. Interests	921		925			
2. Loss on investment association	1,535		1,552			
3. Rental fee	837		1,185			
4. Others	508		576			
Total	3,803	0.7	4,239	0.7	436	11.5
Recurring profit	45,995	7.9	27,056	4.7	(18,938)	(41.2)

	2007		2008		Change from the previous year	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Extraordinary gain						
1. Gain on sales of fixed assets	46		13			
2. Gain on sales of investment securities	71		2,692			
3. Gain on sales of membership	31		13			
4. Reversal of membership deposits	33		12			
5. Gain on sales of investments	—		5,665			
6. Others	48		503			
Total	230	0.0	8,901	1.5	8,671	—
Extraordinary loss						
1. Loss on sale of fixed assets	19		61			
2. Loss on disposal of fixed assets	200		388			
3. Loss on sale of investment securities	0		39			
4. Valuation losses on investment securities	342		5,160			
5. Valuation losses on membership	2		12			
6. Reserves for membership deposits	16		16			
7. Loss on sale of membership	0		3			
8. Special retirement benefit	70		—			
9. Others	151		750			
Total	803	0.1	6,431	1.1	5,628	700.7
Income before income taxes	45,422	7.8	29,526	5.1	(15,896)	(35.0)
Income taxes and enterprise taxes	20,858		11,591			
Adjustment for income taxes	(1,036)		1,860			
Total	19,821	3.4	13,451	2.3	(6,370)	(32.1)
Minority interests	753	0.1	303	0.1	(450)	(59.7)
Net income	24,846	4.3	15,770	2.7	(9,076)	(36.5)

(3) Consolidated Statements of Changes in Net Assets

Year ended March 31, 2007

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change in year ended March 31, 2007					
Dividends from surplus			(9,212)		(9,212)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			24,846		24,846
Cancellation of treasury stock		(1,610)	(143,735)	145,346	—
Transfer to land revaluation excess			18		18
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the term under review except in shareholders' equity					
Total	—	(1,610)	(128,491)	145,346	15,244
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation differences on other securities	Land revaluation excess	Equity adjustment from foreign currency translation	Total		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change in year ended March 31, 2007						
Dividends from surplus						(9,212)
Directors' bonuses from earnings appropriation						(382)
Net income						24,846
Acquisition of treasury stock						—
Transfer to land revaluation excess						18
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the term under review except in shareholders' equity	(15,173)	(18)	(14)	(15,206)	(2,276)	(17,482)
Total	(15,173)	(18)	(14)	(15,206)	(2,276)	(2,238)
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586

Year ended March 31, 2008

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723
Change in year ended March 31, 2008					
Dividends from surplus			(11,054)		(11,054)
Net income			15,770		15,770
Transfer to land revaluation excess			8		8
Increase due to merger			366		366
Decrease in the change to the scope of consolidation			(132)		(132)
Net increase/decrease during the term under review except in shareholders' equity					
Total	—	—	4,958	—	4,958
Balance at March 31, 2008	146,200	173,664	146,322	(15,505)	450,682

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation differences on other securities	Land revaluation excess	Equity adjustment from foreign currency translation	Total		
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586
Change in year ended March 31, 2008						
Dividends from surplus						(11,054)
Net income						15,770
Transfer to land revaluation excess						8
Increase due to merger						366
Decrease in the change to the scope of consolidation						(132)
Net increase/decrease during the term under review except in shareholders' equity	(16,032)	(8)	(526)	(16,568)	(1,899)	(18,467)
Total	(16,032)	(8)	(526)	(16,568)	(1,899)	(13,508)
Balance at March 31, 2008	1,416	(463)	(302)	649	4,745	456,077

(4) Consolidated Statements of Cash Flows

Years ended March 31

	2007	2008	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
1. Income before income tax	45,422	29,526	
2. Depreciation	18,626	23,937	
3. Amortization of negative goodwill	754	1,142	
4. Increase (decrease) in allowance for doubtful accounts	259	(206)	
5. Increase (decrease) in other allowances	(19)	615	
6. Interest and dividend receivable	(2,288)	(2,645)	
7. Interests expense	921	925	
8. Loss on revaluation of foreign currency assets	(12)	51	
9. Equity in earnings of affiliated companies, net of dividends	(2,536)	(1,722)	
10. (Gain) loss on sales and disposal of fixed assets	174	437	
11. (Gain) loss on sales of marketable securities	(71)	(2,653)	
12. (Gain) loss on sales of investments	—	(5,665)	
13. Loss on revaluation of investment securities	—	5,160	
14. Decrease (increase) in notes and accounts receivable, trade	(8,402)	3,810	
15. Decrease (increase) in inventories	(637)	1,331	
16. Increase in notes and accounts payable	7,612	(7,195)	
17. Others	3,808	4,193	
Subtotal	63,610	51,041	(12,568)
18. Proceeds from interests and dividend income	2,801	3,083	
19. Payment of interests	(1,066)	(923)	
20. Payment of income taxes	(8,243)	(27,817)	
21. Refund of income taxes	3,600	—	
22. Others	14	—	
Net cash provided by operating activities	60,718	25,383	(35,334)

	2007	2008	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from investing activities:			
1. Payments for purchase of marketable securities	(25,144)	(316)	
2. Proceeds from sales and redemption of marketable securities	22,951	4,770	
3. Payments on purchase of tangible fixed assets	(21,336)	(41,708)	
4. Proceeds from sale of tangible fixed assets	126	1,800	
5. Payments on purchase of intangible fixed assets	(6,372)	(7,284)	
6. Redemption of bonds	(5,267)	(14,448)	
7. Proceeds from sales and redemption of marketable securities	10,095	1,838	
8. Payments for acquisition of subsidiaries' stocks	(5,681)	(2,123)	
9. Proceeds from sale acquisition of subsidiaries' stock associated with changes to the scope of consolidation	—	6,891	
10. Payments for the loans	(259)	(75)	
11. Proceeds from the loans collected	98	240	
12. Proceeds from sales of investments	—	8,807	
13. Others	12,584	121	
Net cash used in investing activities	(18,206)	(41,488)	(23,281)
Cash flows from financing activities:			
1. Net decrease in short-term borrowings	276	(760)	
2. Proceeds from long-term borrowings	1,148	3,845	
3. Repayments of long-term debt	(1,736)	(1,098)	
4. Payments for redemption of bonds with stock purchase rights	—	(353)	
5. Dividends paid by the Company	(8,406)	(10,296)	
6. Dividends paid to minority interests	(294)	(702)	
Net cash used in financing activities	(9,013)	(9,367)	(354)
Effect of exchange rate changes on cash and cash equivalents	18	(116)	
Net increase (decrease) in cash and cash equivalents	33,517	(25,588)	
Cash and cash equivalents at the beginning of the year	71,163	104,324	33,160
Net increase in cash and cash equivalents of new consolidated subsidiaries	—	1,435	
Decrease in cash and cash equivalents of the change of the scope of consolidation	(356)	—	
Cash and cash equivalents at the end of the year	104,324	80,171	(24,152)

SEGMENT INFORMATION

Year ended March 31, 2007

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidation
Net sales:								
1. Net sales to third parties	379,277	21,173	67,039	72,996	42,173	582,660	—	582,660
2. Intra-group net sales and transfers	23,512	31,321	282	1,333	16,942	73,392	(73,392)	—
Total sales	402,789	52,494	67,321	74,330	59,116	656,052	(73,392)	582,660
Operating expenses	366,584	48,791	68,986	70,768	58,386	613,518	(73,183)	540,334
Operating income	36,205	3,702	(1,664)	3,561	729	42,533	(208)	42,325
Assets, depreciation, and capital expenditures:								
Total assets	591,244	32,458	23,541	63,982	31,184	742,411	(10,914)	731,496
Depreciation	15,130	579	539	914	1,956	19,121	(494)	18,626
Capital expenditures	43,150	580	1,045	470	1,864	47,110	(566)	46,544

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting and radio broadcasting
Program production and related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Publishing, advertising, temporary agency services, movables leasing, software development, etc.

3. As stated in the Significant Matters Regarding the Basis for Preparation of the Financial Statements, 4. Matters Concerning Accounting Standards, (4) Accounting Standards for Major Allowances, iii. Allowance for Directors' Bonus (change in accounting policy), from the subject fiscal year Fuji Television has applied the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Corporate Accounting Standard No. 4 of November 29, 2005). As a result of this change, when compared to the former method, operating expenses during the subject fiscal year increased by ¥111 million in the Broadcasting segment, ¥136 million in the Program Production and Related Business segment, ¥105 million in the Video and Music segment, and ¥49 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

4. As stated in Changes in Significant Matters Regarding the Basis for Preparation of the Financial Statements (Changes in Accounting Standards, etc., Pertaining to Corporate Integration), due to a revision to regulations concerning consolidated financial statements for the period, from the subject fiscal year, goodwill and negative goodwill or amortization of goodwill and negative goodwill will be accounted together. As a result of this change, when compared to the former method, operating expenses during the subject fiscal

year increased by ¥497 million in the Broadcasting segment, ¥72 million in the Program Production and Related Business segment, ¥18 million in the Direct Marketing segment, ¥73 million in the Video and Music segment, and ¥9 million in the Other segment, with operating income reduced in each segment accordingly. Furthermore, assets increased by ¥92 million in the Program Production and Related Business segment, ¥202 million in the Direct Marketing segment, ¥6,379 million in the Video and Music segment, and ¥599 million in the Other segment.

Year ended March 31, 2008

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidation
Net sales:								
1. Net sales to third parties	383,134	20,406	62,783	67,111	42,049	575,484	—	575,484
2. Intra-group net sales and transfers	22,990	33,936	471	1,788	17,080	76,267	(76,267)	—
Total sales	406,125	54,342	63,254	68,899	59,129	651,752	(76,267)	575,484
Operating expenses	383,360	51,683	65,710	67,523	59,167	627,444	(76,333)	551,111
Operating income	22,765	2,659	(2,455)	1,375	(37)	24,307	65	24,372
Assets, depreciation, and capital expenditures:								
Total assets	538,148	29,148	18,428	68,327	33,395	687,448	(10,447)	677,000
Depreciation	19,788	1,318	601	733	2,019	24,461	(523)	23,937
Capital expenditures	23,747	1,598	835	368	5,057	31,606	(478)	31,128

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting and radio broadcasting
Program production and related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Publishing, advertising, temporary agency services, movables leasing, software development, etc.

3. Fuji Television and its consolidated subsidiaries, in accordance with revisions to the corporate tax code, have changed their depreciation method for tangible fixed assets. Tangible fixed assets acquired on and after April 1, 2007 are depreciated in accordance with the provisions of the revised corporate tax code. As a result of this change, compared to the former method operating expenses for the subject fiscal year increased ¥1,004 million in the Broadcasting segment; ¥94 million in the Program production and related business segment; ¥3 million in the Direct marketing segment; ¥11 million in the Video and Music segment; and ¥21 million in the Other segment, with corresponding decreases in operating income.

4. Fuji Television and its consolidated subsidiaries, in accordance with revisions to corporate tax code, apply the following accounting for tangible fixed assets acquired on and before March 31, 2007. When the depreciated value of a tangible fixed asset reaches 5% of its acquisition cost (under the depreciation method applicable before revision) in a certain fiscal year, the difference between such value (5% of the acquisition cost) and the memorandum value of the asset is depreciated in an equal amount over five years from the next fiscal year. This amount is included in depreciation expenses. In accordance with this change, operating expenses of the Broadcasting segment increased ¥176 million; the Program production and related business segment ¥29 million; the Direct marketing segment ¥2 million; and the Other segment ¥7 million; with corresponding decreases in operating income.

FILE No. 82-5176

(Excerpt translation)

Securities Code: 4676
June 2, 2008

To the Shareholders:

NOTICE OF THE 67TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 67th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised by mail or via the Internet even if you are not present at the meeting, please go over the information set forth below and the Reference Documents for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions or exercise your voting rights on the website specified therefor no later than 5:30 p.m., Thursday, June 26, 2008.

Yours very truly,

Hisashi Hieda,
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

1. Date and hour:

   June 27 (Friday), 2008, 10:00 a.m.

2. Place:

   Hotel Grand Pacific Le Daiba
   B1, Palais Royal
   6-1, Daiba 2-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 67th fiscal year (from April 1, 2007 to March 31, 2008)

   2. Report on the financial statements for the 67th fiscal year (from April 1, 2007 to March 31, 2008)

   Matters to be resolved:

Proposition No. 1:	Appropriation of retained earnings
Proposition No. 2:	Approval of company split to establish a new company
Proposition No. 3:	Amendment to the Articles of Incorporation
Proposition No. 4:	Election of 20 Directors
Proposition No. 5:	Election of one Statutory Auditor
Proposition No. 6:	Payments upon the abolition of the plan of officers' retirement gratuities
Proposition No. 7:	Payment of bonuses for officers

\- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2007 to March 31, 2008)

I. Matters concerning the situation of the Fuji Television Group:

1. Development and results of business activities:

The Japanese economy during the subject fiscal year (ended March 31, 2008) showed signs of a slight recovery during the initial months, but turned increasingly unsteady from the summer as growth in consumer spending and other types of domestic demand came to a standstill over the subprime loan crisis in the United States. The television advertising market also lagged during the period, as major advertisers cut back on overhead and altered advertising patterns in response to the slowdown in the global economy and rising costs for oil, wheat and other raw materials and commodities.

Amid this economic environment, strong viewer support allowed the Fuji Television Group to achieve a "quadruple crown" in viewer ratings for the fourth consecutive year, capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. This helped stimulate the business environment, and revenue rose in the Broadcasting segment and Program Production and Related Business segment, but lagged in the Direct Marketing and Video and Music segment, leading to a year-on-year decline in consolidated net sales for the subject fiscal year of 1.2% to ¥575,484 million.

Earnings were down in all segments, due to an increase in depreciation expenses in the Broadcasting segment and other factors. Operating income fell 42.4% year on year to ¥24,372 million, with recurring profit down 41.2% to ¥27,056 million.

Net income, despite extraordinary gains on sale of investment securities and sale of investment in capital, declined 36.5% from the previous fiscal year to ¥15,770 million due to valuation loss on investment securities as an extraordinary loss.

Results by operating segment are as follows:

	Net sales			Operating income/loss		
	66th fiscal year April 1, 2006 - Mar. 31, 2007	67th fiscal year (current year) April 1, 2007 - Mar. 31, 2008	Comparison with the previous year	66th fiscal year April 1, 2006 - Mar. 31, 2007	67th fiscal year (current year) April 1, 2007 - Mar. 31, 2008	Comparison with the previous year
	Million yen	Million yen	(%)	Million yen	Million yen	(%)
Broadcasting	402,789	406,125	0.8	36,205	22,765	(37.1)
Program production and related businesses	52,494	54,342	3.5	3,702	2,659	(28.2)
Direct marketing	67,321	63,254	(6.0)	(1,664)	(2,455)	-
Video and music	74,330	68,899	(7.3)	3,561	1,375	(61.4)
Other businesses	59,116	59,129	0.0	729	(37)	-
Eliminated	(73,392)	(76,267)	-	(208)	65	-
Total	582,660	575,484	(1.2)	42,325	24,372	(42.4)

<Broadcasting>

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting and it includes the Television Broadcasting business and the Radio Broadcasting business.

Sales in the Television Broadcasting division increased 1.3% year on year to ¥382,971 million.

Revenues from television broadcasting, the main source of sales in the Television Broadcasting division, declined 1.6% year on year to ¥289,134 million. Time advertising sales (sales for program sponsorship) rose from a year earlier as viewer ratings remained high, but spot advertising sales (sales for commercials that run between programs rather than as a program sponsorship), which are comparatively susceptible to variation in the advertising market, continued to decline from the previous fiscal year.

In network time advertising sales (time advertising sales for nationwide broadcasts), regular program sales, despite an increase in cancellations of regular programming in order to schedule one-off programming, were up overall from the previous fiscal year due to greater year-on-year sales during the April and October new programming seasons. One-off programming sales also rose from the previous fiscal year due to broadcasts of such programs as the 2007 World Cup Volleyball in November and December, and the World Figure Skating Championships 2008 in March. As a result, network time advertising sales increased 1.1% year on year to ¥136,362 million.

In local time advertising sales for broadcasts to the Kanto region, regular program sales declined year on year overall. Fees for mini program slots (short programs of about five minutes in length) remained steady, but were down for other programming during the April and October new programming seasons. At the same time, one-off program sales rose from the previous fiscal year due to single-company sponsorship for several programs, and a slight rise in sales for specialty programming over the New Year holidays. As a result, local time advertising sales in the Kanto region declined 3.7% year on year to ¥22,002 million.

In spot advertising, sales declined from such industries as non-alcoholic beverages, automobiles and automotive goods, as well as financial services and insurance, with greater shares from cosmetics and toiletries, drugs and other medical products, as well as transportation, leisure and sightseeing. Sales during the first half of the term were down slightly from the same period of the previous fiscal year, as a positive second quarter was offset by a weak first quarter. Sales were also down during the second half, despite signs of a recovery in February. The third quarter was particularly bad, with fierce competition from rival broadcasters for market share pushing down regional average prices. As a result, spot advertising sales declined 3.9% year on year to ¥130,769 million.

Revenue from other broadcasting businesses increased 1.0% year on year to ¥31,175 million, due to strong program sales underpinned by popular shows.

In revenues from other operations in the Television Broadcasting division, income rose in the rights business. DVD sales for such titles as *Hitoshi Matsumoto no Suberanai Hanashi* and the *Dragonball* series remained strong, overseas titles such as *Prince of the Legend* were successful, and sales of program-related goods were positive. In the movie business, revenue rose on the back of the major hit *HERO* (released in September 2007), which was number one in the Japanese live action category in 2007. In the event business as well, revenue was up due to the nationwide success of *Dralion*, both critically and at the box office. As a result, revenues from other operations rose 17.6% year on year to ¥62,662 million.

In terms of expenses, operating expenses in the Television Broadcasting division rose from the previous fiscal year due to increases in depreciation and operating costs arising from the opening of the Bayside Studio, together with other business costs linked to rising sales.

In the Radio Broadcasting division, which includes both production and program sales revenue, sales declined 7.0% year on year to ¥23,189 million as both time and spot revenue were down from a year earlier.

In terms of expenses, although costs declined with the falloff in revenue, and far-reaching cuts in selling, general and administrative expenses helped control expenditures, this was insufficient to compensate for the revenue decline.

For the Broadcast segment overall, sales rose 0.8% from the previous fiscal year to ¥406,125 million, though operating income was down 37.1% to ¥22,765 million.

A breakdown of net sales of the Broadcasting segment is as follows:

	66th fiscal year April 1, 2006 - Mar. 31, 2007	67th fiscal year (current year) April 1, 2007 - Mar. 31, 2008	Comparison with the previous year
	Million yen	Million yen	(%)
Television broadcasting			
Broadcasting operations	324,604	320,309	(1.3)
Broadcasting	293,728	289,134	(1.6)
Network time	134,830	136,362	1.1
Local time	22,836	22,002	(3.7)
Spot	136,062	130,769	(3.9)
Broadcasting related business	30,875	31,175	1.0
Other operations	53,271	62,662	17.6
Subtotal	377,875	382,971	1.3
Radio broadcasting	24,947	23,189	(7.0)
Elimination in the segment	(33)	(35)	-
Total	402,789	406,125	0.8

<Program Production and Related Businesses>

This segment consists of subsidiaries involved in program production, engineering, set design, and other activities. Each of the relevant subsidiaries worked to increase sales from events and other areas not related to programming, achieving a 3.5% increase in sales from the previous fiscal year to ¥54,342 million. Operating income, however, declined 28.2% to ¥2,659 million despite efforts to trim expenses, due to increases in accrued pension costs, depreciation of new high-definition (HD) equipment and other hardware, and other expenditures.

<Direct marketing>

This segment reflects the business results of Dinos Inc., which posted a 6.0% decline in sales year on year to ¥63,254 million. Sales in catalogue media rose 0.8% from a year earlier, though revenue in the television shopping business was down 27.4%, which was a significant drag on performance. Internet sales more than doubled, however, rising 115.4% to account for one third of segment sales, due to gains realized from web-based sales promotions.

Fuji Television posted an operating loss for this segment of ¥2,455 million, an increase of ¥790 million from the operating loss in the previous fiscal year. This was due mainly to a higher cost ratio that offset the decline in such selling, general and administrative expenses as the distribution, programming, and shipping costs included in direct marketing expenses. However, ¥1,999 million of this operating loss was recorded during the first half, improving to just ¥455 million in the second half of the fiscal year.

Dinos Inc. merged FujiTV Flower Center, Co., Ltd. on April 1, 2007.

<Video and music>

In the music industry, the packaged CD and DVD market remained slow, but the music distribution business expanded, centered on mobile phones.

Pony Canyon, Inc.'s music division posted healthy sales of Kreva's album *Yoroshiku Onegaishimasu*, while DVD sales were also strong for such titles as the South Korean drama *Prince of the Legend*, the animated feature *Dragonball*, and the drama program *Hanazakari no Kimitachi-e: Ikemen Paradise*. However, revenue was down year on year with nothing to rival such hits from the previous fiscal year as *Dragonball Z*, and *Limit of Love*. Revenue was also down as the music division delayed release of certain major titles until the new fiscal year.

Fujipacific Music, Inc. received a boost to its sales from royalty income for Man Arai and Masafumi Akikawa's *Sen no Kaze ni natte*, and Remioromen's *Konayuki*, but was unable to reach the level of the previous fiscal year, and revenue declined.

As a result, sales in this segment declined 7.3% from the previous fiscal year to ¥68,899 million, with operating income down 61.4% to ¥1,375 million.

<Other businesses>

In the Other segment, both sales and profits at Fujimic, Inc. rose on the back of strong performance in software development and other areas. Fujisankei Personnel Inc., which focuses on temporary staffing and personnel placement, also posted higher revenue and earnings. In contrast, Fusosha Publishing, Inc. recorded its second consecutive operating loss. Although sales were healthy for Fusosha Shinsho paperback pocket editions and such new book titles as *Hexagon Drill*, which was derived from a television program, there were no hit titles such as *Tokyo Tower* in the previous fiscal year, while in the magazine publishing business, sales and ad revenue were down amid a slowdown in the publishing industry overall.

As a result, although sales in this segment inched up slightly to ¥59,129 million, Fuji Television posted an operating loss for the segment of ¥37 million.

Among equity-method affiliates, The Sankei Building Co., Ltd. posted positive results, while Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) achieved increases in both revenue and earnings, supported by the steady growth in the number of households able to view digital satellite broadcasts (over 36.5 million as of March 31, 2008). Memory-Tech Corporation, however, despite a rise in revenue, posted an operating loss due to increases in costs and expenses. As a result, overall equity in earnings of affiliated companies (net of dividends) declined 32.1% from the previous fiscal year, to ¥1,722 million.

2. Capital investment and fund-raising:

Capital investment during the fiscal year under review totaled ¥23,968 million, which was spent principally on the construction of the Bayside Studio and terrestrial digital broadcasting-related equipment in the TV broadcasting business. The requisite capital of the Bayside Studio was covered by the funds raised by the public offering of new shares and the issuance of new shares by allocation thereof to a third party in February and March 2004 and funds in hand were appropriated for other investments.

3. Future challenges:

Fuji Television's management strategy is to further strengthen the content production capabilities that allow the Group to respond to various types of changes in the business environment, and to maximize the value of the content created. We will work to strengthen and enhance existing businesses centered on broadcasting, expand peripheral businesses other than broadcasting and develop new business fields, as well as secure stable earnings through careful cost management and establish a solid business foundation for sustainable growth, as we strive to become the representative Japanese media conglomerate respected in Japan and overseas.

In September 2007 Fuji Television opened the Bayside Studio, newly built near the Group's Daiba headquarters to be the central facility for strengthening its content production capabilities. We consolidated the production studios spread across Tokyo in this new production center, establishing in Daiba an integrated structure for content production from the planning stage through recording and editing. This will increase the creativity, work efficiency and cost effectiveness of content production, whereby improving content quality and further advancing strong content production.

Terrestrial digital broadcasting began in December 2003, with the cessation of analog broadcasting and the transition to full digital broadcasting planned for July 2011. Fuji Television is steadily taking all possible measures in terms of broadcast equipment and other preparations for this transition, helping to ensure a smooth transition through efforts to promote the spread of terrestrial digital broadcasting and make people aware of the upcoming termination of analog services. In production of broadcast program content, we continue to work to increase the proportion of dramas, variety shows, news and information programs offered in a high-definition format. We are also exploring new types of content creation and transmission combining television broadcasts, mobile media and the Internet, in order to meet the expectations placed in Fuji Television by citizens and viewers.

Fuji Television utilizes the airwaves shared by all residents of Japan to operate a broadcast business, and with a deep awareness of the public mission and social responsibilities of such a business, strives to contribute to the fulfillment and development of the lives of a broad range of citizens through its programming and business operations. In July 2006 Fuji Television made its CSR Promotion Office an independent division, and established a CSR Committee and CSR Committee Project Team in order to better incorporate the principles of corporate social responsibility in its operations. We are also continuing with efforts to establish a system of internal controls to ensure proper operational conduct, from the standpoint of transparency in management, and the sustaining and enhancement of fairness. We have also established a Committee for Compliance and Risk Management headed by the

President, and designated compliance officers for each workplace in order to ensure that compliance is fully observed.

Fuji Television makes proactive efforts to ensure stable growth of advertising revenue in its terrestrial digital broadcasting operations, strengthen and develop such media as Broadcasting Satellite (BS) and Communication Satellite (CS) broadcasting, mobile phone transmissions, link programming with the Internet, reinforcing a structure that provides for transmission of content produced by Fuji Television over a wide range of media, and expand earnings. We are also using television broadcasting as a base to actively pursue non-advertising businesses such as packaged DVD sales, character licensing and other rights businesses, a movie business, an event business, and a direct marketing business using the characteristics of media, as we broaden our management foundation.

In April 2006, the Fuji Television Group transitioned to a consolidated management structure with Fuji Television as an operating holding company, and has continued to restructure its Group subsidiaries, optimize allocation of management resources, and remodel businesses. In March 2007, the Company purchased the remaining stock in Fuji Television's subsidiaries Pony Canyon, Inc. and Fusosha Publishing, Inc. and made them wholly-owned subsidiaries, and also purchased additional stock in BS Fuji, Inc., an affiliate of Fuji Television. During the subject fiscal year, Dinos Inc. and Fujipacific Music, Inc. were made wholly-owned subsidiaries through additional acquisition of shares in November 2007 and February 2008, respectively. In October 2007, Fuji Television's consolidated subsidiaries Bigshot Inc., Fujisankei Advertising Work Inc., and T*Com Corporation, were merged with Fuji Ad. Systems Corp., a joint venture company of six companies in the Fuyo Group and the Fuji Television Group to form the advertising firm Quaras Inc., creating a new communications business. We intend to continue to pursue a flexible program of selection and concentration of management resources with Fuji Television at the core, maximize the power and creativity of each group company, and develop as a highly competitive media conglomerate.

Achieving this medium to long-term management vision will require quickness in management decision-making and flexibility in execution beyond current levels, together with the implementation of proper Group governance. To realize this, the Company decided to transition to a certified broadcast holding company structure on October 1, 2008, by means of a company split. Fuji Television Group has long been held in high regard for its unrivaled comprehensive business development. Going forward, in response to the deep trust placed in us by shareholders and investors, we will further pursue businesses that maximize content value and earnings, secure stable earnings sufficient to provide returns to shareholders and to make future investments suitable for various changes in the business environment, as well as enhance competitiveness in order to attain sustainable growth.

4. Changes in property and income and loss:

Item	64th fiscal year April 1, 2004 - Mar. 31, 2005	65th fiscal year April 1, 2005 - Mar. 31, 2006	66th fiscal year April 1, 2006 - Mar. 31, 2007	67th fiscal year (current year) April 1, 2007 - Mar. 31, 2008
Net sales (million yen)	476,733	593,493	582,660	575,484
Operating income (million yen)	43,581	50,724	42,325	24,372
Recurring profit (million yen)	44,478	50,340	45,995	27,056
Net income (million yen)	22,845	11,345	24,846	15,770
Net income per share (yen)	9,056.14	5,109.42	10,811.13	6,847.60
Total assets (million yen)	681,190	692,357	731,496	677,000
Net assets (million yen)	479,088	462,903	469,586	456,077
Net assets per share (yen)	203,653.65	200,803.02	201,008.38	195,967.51

Note 1. During the 64th fiscal year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the fiscal year.

Note 2. During the 64th fiscal year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the fiscal year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 3. During the 65th fiscal year, the convertible bonds-type bonds with stock acquisition rights issued by the Company were converted into shares in the amount of ¥62,900 million. As a result, the total number of issued shares increased by 317,696.33 shares and capital and additional paid-in capital increased by ¥31,450 million, respectively.

Note 4. During the 65th fiscal year, the Company issued unsecured straight bonds in the amount of ¥50,000 million.

Note 5. As from the 66th fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

5. State of major subsidiaries:

(1) State of major subsidiaries:

Name	Capital stock (million yen)	Ratio of equity participation (%)	Principal business
Dinos Inc.	2,000	100.0	Direct marketing business
Fuso Publishing, Inc.	1,800	100.0	Publishing of magazines and books
Pony Canyon, Inc.	1,200	100.0	Production and sale of audio /video software
Nippon Broadcasting System, Inc.	480	100.0	Radio broadcasting business
Fuji Creative Corporation	480	100.0	Sale of broadcasting programs, production of programs, etc.
Fujimic Inc.	300	100.0	Information service business
Kyodo Television, Limited	150	57.7 (3.3)	Production of TV programs, CM and PR videos, etc.

(Note) The figure in the parentheses in the column of ratio of equity participation shows the ratio of equity participation indirectly held by the Company through its subsidiaries.

(2) Development and results of business combinations:

FujiTV Flower Center, Co., Ltd., a consolidated subsidiary, which became defunct upon merger with Dinos Inc., a consolidated subsidiary, as of April 1, 2007, ceased to be a consolidated subsidiary.

Windswept Classics, Inc., a consolidated subsidiary, sold all stocks in T/Q Music, Inc., a consolidated subsidiary, as of May 22, 2007. As a result, T/Q Music, Inc. ceased to be a consolidated subsidiary.

Bigshot Inc., a consolidated subsidiary, merged Fujisankei Advertising Work Inc. (a consolidated subsidiary), T*Com Corporation (a non-consolidated subsidiary subject to the equity method) and Fuji Ad. Systems Corp. (an affiliated company not subject to the equity method) and changed its trade name to Quaras Inc., as of October 1, 2007.

Japan Television Workshop Co., Ltd., an affiliated company subject to the equity method, incorporated NEXTEP Co., Ltd. by a company split to transfer business as of July 2, 2007. As a result, NEXTEP Co., Ltd. became an affiliated company subject to the equity method.

Fuji TV Publishing Co., Ltd., a non-consolidated subsidiary subject to the equity method, was determined to be liquidated. Consequently, the company was made a non-consolidated subsidiary instead of a non-consolidated subsidiary subject to the equity method as of April 1, 2007 as it became less significant. Then, upon completion of the liquidation as of September 21, 2007, it became defunct and ceased to be a non-consolidated subsidiary.

As a result, the Company had 25 consolidated subsidiaries, including the above seven major subsidiaries and 11 equity-method affiliates for the fiscal year under review.

6. Major businesses:

The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, engineering and relay operations involving programs for broadcast; direct marketing; and video and music. These companies also provide services related to each of these businesses.

The segments by business category of the Group and the services and products provided by each segment are shown below:

Segment by business category	Services and products provided
Broadcasting business	TV broadcasting business and radio broadcasting business
Broadcasting-related businesses	Planning, production, engineering, relay operations and other businesses for TV programming
Direct marketing	Direct marketing
Video and music	Production and sale of audio/video software, etc. and management, etc. of music copyrights
Other businesses	Publishing, advertising, temporary agency services, leasing of movables, software development, etc.

7. Principal offices: (Translation omitted)

8. State of employees:

Segment by business category	Number of employees	Comparison with the previous year
Broadcasting business	1,614	+ 10
Broadcasting-related businesses	1,264	+ 40
Direct marketing	331	+ 4
Video and music	482	+ 24
Other businesses	778	+ 140
Total	4,469	+ 218

(Note) The number of employees represents the number of persons engaged.

9. Principal lenders:

Lender	Balance of borrowings (million yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,453
Resona Bank, Limited	2,175
The Norinchukin Bank	1,512
Sumitomo Mitsui Banking Corporation	1,042
Mizuho Corporate Bank, Ltd.	524

II. Matters concerning the shares of the Company

1. Total number of issued shares: 2,364,298 shares (including 61,202 shares of treasury stock)

2. Number of shareholders: 75,735 persons

3. Principal shareholders:

Name of shareholder	Number of shares	Ratio of equity participation (%)
Toho Co., Ltd.	183,221	7.96
CB New York ORBIS SICAV	87,145	3.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	84,859	3.68
Nippon Cultural Broadcasting, Inc.	77,920	3.38
NTT DOCOMO Co., Ltd.	77,000	3.34
CB New York ORBIS Funds	72,746	3.16
Japan Trustee Services Bank, Ltd. (Trust Account)	71,449	3.10
Kansai Telecasting Corporation	54,461	2.36
The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account for Dentsu Inc.)	46,500	2.02
Goldman Sacks International	44,558	1.93

Note 1. The above list shows top ten shareholders.

Note 2. In addition to the above, the Company holds 61,202 shares of treasury stock.

Note 3. In addition to the above, 164,310 shares are registered in the name of Japan Securities Depository Center, Inc.

Note 4. The ratio of equity participation represents the ratio of the number of shares held to the total number of issued shares, excluding shares of treasury stock.

III. Matters concerning the officers of the Company

1. Names of Directors and Statutory Auditors, etc.:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koh Toyoda
Executive Vice President and Director:	Ryosuke Yokoi
Executive Managing Director:	Hideaki Ohta
Managing Director:	Shuji Kanoh
Managing Director:	Masami Obitsu
Managing Director:	Masumi Uchibori
Managing Director:	Kazunobu Iijima
Managing Director:	Toshikazu Horiguchi
Managing Director:	Hiroshi Seta
Director:	Eiichi Kubota
Director:	Yutaka Kobayashi
Director:	Ryunosuke Endo
Director:	Katsuaki Suzuki
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Taizan Ishiguro
Director:	Michio Izuma
Director:	Takafumi Beppu
Director:	Takehiko Kiyohara
Full-time Statutory Auditor:	Kiyoshi Onoe
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Hachiro Itoh
Statutory Auditor:	Yuzaburo Motegi
Statutory Auditor:	Naoya Minami

Note 1. Directors Messrs. Isao Matsuoka, Shigeki Sato, Taizan Ishiguro, Takafumi Beppu and Takehiko Kiyohara are outside directors as provided for in Article 2, item 15 of the Corporation Law.

Note 2. Statutory Auditors Messrs. Shunichiro Kondo, Yuzaburo Motegi and Naoya Minami are outside statutory auditors as provided for in Article 2, item 16 of the Corporation Law.

Note 3. Full-time Statutory Auditor Mr. Hachiro Itoh, who has built up his experience in accounting at the Company, has considerable knowledge of financing and accounting.

Note 4. Corporate Auditor Mr. Yuzaburo Motegi, who has built up his experience in accounting at Kikkoman Corporation, has considerable knowledge of financing and accounting.

2. Amount of remuneration, etc. of Directors and Statutory Auditors:

Directors	20	¥786 million
(Outside Directors	5	¥31 million)
Statutory Auditors	5	¥153 million
(Outside Statutory Auditors	3	¥59 million)

Note 1. The maximum amounts of remuneration of officers pursuant to the resolution of the General Meeting of Shareholders are ¥960 million per annum for Directors and ¥180 million per annum for Statutory Auditors (as resolved at the 46th Ordinary General Meeting of Shareholders held on June 25, 1987).

Note 2. The amount of remuneration, etc. payable to the Directors does not include the portions of salaries and wages of employees concurrently serving as Directors, accounting for ¥65 million.

Note 3. The above-listed amount of remuneration, etc. includes ¥60 million of bonuses for officers (¥52 million for the Directors and ¥8 million for the Statutory Auditors) to be resolved at the 67th Ordinary General Meeting of Shareholders.

Note 4. The above-listed amount of remuneration, etc. includes a transfer of ¥186 million to reserve for officers' retirement gratuities (¥157 million for the Directors and ¥28 million for the Statutory Auditors) recorded for the fiscal year under review.

3. Matters concerning outside officers:

(1) State of concurrent holding of offices of managing directors, etc. of other companies:

Director Mr. Isao Matsuoka is concurrently serving as Chairman and Representative Director of Toho Co., Ltd., which competes with the Company in production of movies, production of broadcasting programs, etc. and also has business dealings with the Company in distribution of movies and purchase of TV broadcasting rights, etc.

Director Mr. Shigeki Sato is concurrently serving as Chairman and Representative Director of Nippon Cultural Broadcasting, Inc., which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in event business, etc.

Director Mr. Taizan Ishiguro is concurrently serving as Chairman and Representative Director of Tokai Television Broadcasting Co., Ltd., which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in purchase of programs, etc.

Director Mr. Takafumi Beppu is concurrently serving as Chairman and Representative Director of Television Nishinippon Corporation, which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in purchase of programs, etc.

Director Mr. Takehiko Kiyohara is concurrently serving as Chairman and Representative Director of Sankei Shimbun Co., Ltd. and Chairman and Representative Director of Sankei Living Shimbun Inc., both of which compete with the Company in publishing and event business, etc. and also have business dealings with the Company in ad placement, etc.

Statutory Auditor Mr. Yuzaburo Motegi is concurrently serving as Chairman and Representative Director of Kikkoman Corporation, which has no specific relation of interest with the Company.

(2) State of concurrent holding of offices of outside officers, etc. of other companies:

Director Mr. Isao Matsuoka is concurrently serving as outside Director of Tokyo Rakutenchi Co., Ltd., Tokyo Kaikan K.K. and OS Co., Ltd., respectively.

Director Mr. Takehiko Kiyohara is concurrently serving as outside Director of The Sankei Building Co., Ltd. and Dinos Inc., respectively.

Statutory Auditor Mr. Yuzaburo Motegi is concurrently serving as outside Director of HOYA Corporation and outside Statutory Auditor of Tobu Railway Co., Ltd.

Statutory Auditor Mr. Naoya Minami is concurrently serving as outside Director of Fuyo General Lease Co., Ltd. and Nomura Research Institute, Ltd., respectively.

(3) Major activities during the fiscal year under review:

Name		Attendance and speech
Director	Isao Matsuoka	Mr. Matsuoka attended and spoke at four of the 13 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a listed movie and drama business corporation.
Director	Shigeki Sato	Mr. Sato attended and spoke at 12 of the 13 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a radio broadcasting business corporation.
Director	Taizan Ishiguro	Mr. Ishiguro attended and spoke at 12 of the 13 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a TV broadcasting business corporation.
Director	Takafumi Beppu	Mr. Beppu attended and spoke at 10 of the 13 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a TV broadcasting business corporation.
Director	Takehiko Kiyohara	Mr. Kiyohara attended and spoke at 10 of the 13 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a newspaper business corporation.
Full-time Statutory Auditor	Shunichiro Kondo	Mr. Kondo attended and spoke at all of the 13 meetings of the Board of Directors and all of the nine meetings of the Board of Statutory Auditors held during the fiscal year under review and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as ex-director of a newspaper business corporation.

Name		Attendance and speech
Statutory Auditor	Yuzaburo Motegi	Mr. Motegi attended and spoke at six of the 13 meetings of the Board of Directors and two of the nine meetings of the Board of Statutory Auditors held during the fiscal year under review and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as representative director of a listed corporation.
Statutory Auditor	Naoya Minami	Mr. Minami attended and spoke at 12 of the 13 meetings of the Board of Directors and six of the nine meetings of the Board of Statutory Auditors held during the fiscal year under review and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as ex-representative director of a listed corporation.

(4) Outline of the content of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law, the Company has entered into an agreement with each of all outside Directors and outside Statutory Auditors to limit the liability for damages as provided for in Article 423, paragraph 1 of the said law. The maximum amount of the liability for damages under such agreement shall be the higher of (i) ¥10,000,000 and (ii) such amount as provided for in laws or ordinances.

IV. Account auditors

1. Name of the account auditors:

Ernst & Young ShinNihon

2. Amount of remuneration, etc. of the account auditors for the fiscal year under review:

(1) Amount of remuneration, etc. payable by the Company for services (audit attestation services) in accordance with Article 2, paragraph 1 of the Certified Public Accountant Law: ¥70 million

Note: In its audit contract with its accounting auditors, the Company has not established separate categories for audit fees in accordance with the Corporation Law and with the Financial Instruments and Exchange Law. As the categorization is not possible in a substantive manner, the figure shown above is a total of these two fees.

(2) Total of cash and other proprietary benefits payable by the Company and its subsidiaries to the accounting auditors: ¥148 million

3. Content of non-auditing services:

The Company has paid the account auditors remuneration for advisory services for the establishment, execution, evaluation, etc. of internal control over financial reporting, in addition to services covered by Article 2, paragraph 1 of the Certified Public Accountant Law.

4. Policy on the determination of dismissal and non-reappointment of the account auditors:

For certain reasons on the part of the Company or in the event that the account auditors are judged to have violated or contravened with the Corporation Law, the Certified Public Accountant Law or any other law or ordinance or offended public order or morals, then the Board of Statutory Auditors shall deliberate on the dismissal or non-reappointment of the account auditors. If the Board of Statutory Auditors considers the dismissal or non-reappointment appropriate, it shall, pursuant to the Regulations of the Board of Statutory Auditors, request the Board of Directors to submit a proposition for the "dismissal of the account auditors" or the "non-reappointment of the account auditors" to the General Meeting of Shareholders and the Board of Directors shall discuss it.

V. Systems and policies of the Company

"Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities":

1. Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation and the regulations concerning management of exposure to the risk of loss and other systems

(1) The Directors and employees shall always give regards to, and endeavor to comply with, the "Fuji TV Action Guideline" instituted based on the management philosophy and fundamental management principles of the Company. Specifically, in producing programs and reporting and collecting news, the Directors and employees shall give importance to the public nature of broadcasting and endeavor to protect freedoms of speech and expression.

(2) To ensure the effective compliance with laws or ordinances and the Articles of Incorporation, the Company shall build up its internal systems in accordance with the following "program concerning compliance and risk management" (the "Compliance Program"):

(i) Devising of organs and measures

The President and Representative Directors shall, pursuant to the regulations concerning compliance and risk management, become an officer responsible for compliance and risk management (the "Compliance Responsible Officer") to exercise general control over the relevant operations. The President and Representative Director shall appoint an officer in charge of compliance and risk management (the "Compliance Officer in Charge") to assist him and also designate personnel in charge of compliance and risk management (the "Compliance Personnel in Charge") who belong to the respective departments. The Compliance Officer in Charge shall chair the Compliance Committee comprised of the members designated by the Compliance Responsible Officer to discuss and build up measures concerning compliance and risk management. A secretariat to the Compliance Committee shall be assigned to the Proper Business Promotion Office.

(ii) Building up of the system

The Compliance Responsible Officer will exert efforts to strengthen compliance and risk management that has been implemented while giving full consideration to operations currently carried on properly, and also establish an internal control system to ensure the credibility of financial reporting pursuant to the Financial Instruments and Exchange Law.

(iii) Education and training

Upon implementing the Compliance Program, the Proper Business Promotion Office of the General Affairs Department shall hold internal explanatory meetings on a timely basis and post related materials on the intranet and internal publications to inform the Directors and employees of the program and promote the understanding thereof. The Company shall also conduct in-house training in compliance and risk management periodically and the Compliance Personnel in Charge shall carry out activities to raise awareness thereof at each department.

2. Systems concerning storage and management of information on the execution by the Directors of their duties

Pursuant to the information management manuals of the Company, information on the execution by the Directors of their duties shall be stored and managed properly and accurately in a manner facilitating searching according to the storage media and shall be kept available for inspection for specified periods.

3. Systems to secure efficient execution by the Directors of their duties

The Directors shall continue to carry out a study on more rational and prompt operations to secure more efficient management.

4. Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries

To ensure that the directors and employees of each of the group companies can act in compliance with laws or ordinances, the articles of incorporation, internal rules and corporate ethics and execute business efficiently, the Directors shall promote group-wide management pursuant to the regulations of management of associated companies. Each group company shall establish a system to make workable compliance and risk management similarly to that of the Company according to its type of operation and scale of the business. Business concerning group-wide compliance and risk management of the group companies shall be conducted by the Associated Companies Coordination Office of the Group Business Promotion Department.

5. System concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof

The Company shall appoint the Statutory Auditors' staff pursuant to the Regulations of the Board of Statutory Auditors. The Statutory Auditors' staff shall conduct business concerning the convocation of meetings of the Board of Statutory Auditors, the preparation of minutes and the administration of the Board of Statutory Auditors and assist the Statutory Auditors to execute their duties. Such business shall be assigned to the General Affairs Department as provided for in the segregation of duties.

6. Matters concerning the independence of the employees to assist the Statutory Auditors to execute their duties

With regard to the merit-rating, personnel changes and disciplinary punishments of the Statutory Auditors' staff, opinions of the Statutory Auditors shall be sought.

7. System for reports by Directors and employees to the Statutory Auditors or the Board of Statutory Auditors and other systems for reporting to the Statutory Auditors

(1) The Directors and employees shall report the following matters to the Statutory Auditors or the Board of Statutory Auditors on a timely basis. (If the finder is an employee, he/she may report the matter to the General Manager of the Proper Business Promotion Office in lieu of the Statutory Auditors or the Board of Statutory Auditors. In such case, the General Manager of the Proper Business Promotion Office shall report the matter to the Statutory Auditors or the Board of Statutory Auditors.)

(i) A fact is found that may have a material effect on business or finance (including any fact concerning any group company).

(ii) A fact is found that the Directors and employees do a dishonest act or violate laws or ordinances, the Articles of Incorporation or the internal rules in executing their duties (including any fact concerning any group company) or any act in contravention with generally-accepted ideas threatens to occur or occurs, and the fact or act is material; provided, however, that if it is difficult to judge whether it is material or not, it shall be reported and conferred to the Proper Business Promotion Office and the General Manager shall determine whether it is material or not.

(iii) Any other urgent or emergent event is found.

(2) The Directors and employees shall report the following matters to the Statutory Auditors or the Board of Statutory Auditors periodically or whenever necessary:

(i) Monthly accounting data for each month;

(ii) Internal audit reports and major monthly reports from each department;

(iii) Important litigation;

(iv) Summaries of activities of the departments involved in internal control;

(v) Important accounting polices and accounting standards and the changes thereof;

(vi) Details of publication of operating results and forecasts thereof and the details of important disclosure documents;

(vii) Reports on business of the group companies;

(viii) Summaries of activities of the statutory auditors of the group companies; and

(ix) Other important matters.

(3) In the event that the Directors and employees are requested by the Statutory Auditors or the Board of Statutory Auditors to report the execution of their duties, they shall do so promptly.

8. Other systems (internal audits)

(1) The President and Representative Director shall order the Proper Business Promotion Office to conduct internal audits and the personnel in charge of internal audits at the Proper Business Promotion Office shall conduct periodic and special audits of accounts and operations of all the departments of the Company and whenever necessary, the group companies, to confirm that the whole operations of the Company and the group companies are conducted properly and validly in terms of laws or ordinances, the Articles of Incorporation and the internal rules.

(2) The personnel in charge of internal audits at the Proper Business Promotion Office shall record, arrange and store the audit results as "internal audit records" in concrete form and also include the audit results in "internal audit reports" and file the reports with the President and Representative Director.

(3) If the personnel in charge of internal audits at the Proper Business Promotion Office find any matter to be pointed out, including operational improvement, they shall, upon approval of the President and Representative Director, point out the matter required to be improved to the relevant responsible officer. The relevant responsible officer shall prepare an "internal audit improvement report" with regard to the matter so pointed out and file the report with the President and Representative Director through the personnel in charge of internal audits at the Proper Business Promotion Office. The personnel in charge of internal audits at the Proper Business Promotion Office shall confirm the state of the implementation of the improvement measures based on the "internal audit improvement report" and include the results thereof in a "confirmation of the state of the implementation of the improvement measures" and store it pursuant to the document management manuals.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

ASSETS (million yen)

Current assets:	253,577
Cash on hand and in banks receivable	64,627
Trade notes and trade accounts receivable	118,160
Marketable securities	20,893
Inventories	21,743
Deferred tax assets	5,333
Other current assets	23,163
Allowance for doubtful accounts	(344)
Fixed assets:	423,423
Tangible fixed assets:	181,146
Buildings and structures	114,378
Machinery, equipment and vehicles	24,129
Land	27,079
Construction in progress	5,167
Other tangible fixed assets	10,390
Intangible fixed assets:	47,929
Goodwill	7,385
Leasehold rights	15,356
Software	18,873
Other intangible fixed assets	6,313
Investments and other assets:	194,347
Investment securities	173,152
Long-term loans	603
Deferred tax assets	7,527
Other investments and other assets	14,965
Allowance for doubtful accounts	(1,900)
TOTAL ASSETS	677,000

LIABILITIES	(million yen)
Current liabilities:	115,425
Trade notes and trade accounts payable	54,216
Short-term borrowings	5,303
Accrued corporate income taxes, etc.	2,179
Allowance for returned goods	972
Allowance for bonuses for officers	309
Other current liabilities	52,443
Long-term liabilities:	105,497
Bonds	49,987
Long-term borrowings	4,454
Deferred tax liabilities	4,464
Reserve for employee retirement benefits	32,239
Reserve for officers' retirement gratuities	3,172
Negative goodwill	10,154
Other long-term liabilities	1,026
TOTAL LIABILITIES	220,922
NET ASSETS	
Shareholders' equity:	450,682
Paid-in capital	146,200
Capital surplus	173,664
Retained earnings	146,322
Treasury stock	(15,505)
Valuation and translation adjustments:	649
Valuation difference on available-for-sale securities	1,416
Revaluation differences of land	(463)
Translation adjustment	(302)
Minority interests:	4,745
TOTAL NET ASSETS	456,077
TOTAL LIABILITIES AND NET ASSETS	677,000

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008)

(million yen)

Net sales		575,484
Cost of sales		390,778
Gross profit		184,706
Selling, general and administrative expenses		160,333
Operating income		24,372
Non-operating income		
Interest income and dividend income	2,645	
Equity in earnings of affiliates	1,722	
Other income	2,554	6,923
Non-operating expenses		
Interest expenses	925	
Loss on investment association	1,552	
Sundry loss	1,762	4,239
Recurring profit		27,056
Extraordinary gain		
Gain on sale of fixed assets	13	
Gain on sale of investment securities	2,692	
Gain on sale of membership	13	
Reversal of reserves for membership deposits	12	
Gain on sale of investment in capital	5,665	
Others	503	8,901
Extraordinary loss		
Loss on sale of fixed assets	61	
Loss on disposal of fixed assets	388	
Loss on sale of investment securities	39	
Valuation losses on investment securities	5,160	
Valuation losses on membership	12	
Reserves for membership deposits	16	
Loss on sale of membership	3	
Others	750	6,431
Income before income taxes		29,526
Income and enterprise taxes	11,591	
Adjustment for income taxes	1,860	13,451
Minority interests		303
Net income		15,770

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723
Change during the year					
Distribution of retained earnings			(11,054)		(11,054)
Net income			15,770		15,770
Reversal of land revaluation excess			8		8
Increase due to merger			366		366
Decrease due to exclusion of equity-method affiliate			(132)		(132)
Net increase/decrease during the year under review except in shareholders' equity					
Total change	-	-	4,958	-	4,958
Balance at March 31, 2008	146,200	173,664	146,322	(15,505)	450,682

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation difference on available-for-sale securities	Revaluation differences of land	Translation adjustment	Total valuation and translation adjustments		
Balance at March 31, 2007	17,448	(445)	223	17,217	6,645	469,586
Change during the year						
Distribution of retained earnings						(11,054)
Net income						15,770
Reversal of land revaluation excess						8
Increase due to merger						366
Decrease due to exclusion of equity-method affiliate						(132)
Net increase/decrease during the year under review except in shareholders' equity	(16,032)	(8)	(526)	(16,568)	(1,899)	(18,467)
Total change	(16,032)	(8)	(526)	(16,568)	(1,899)	(13,508)
Balance at March 31, 2008	1,416	(463)	(302)	649	4,745	456,077

BALANCE SHEET
(As of March 31, 2008)

ASSETS (million yen)

Current assets:	144,564
Cash on hand and in banks receivable	12,947
Trade notes receivable	35,179
Trade accounts receivable	54,657
Marketable securities	12,998
Programs and other products	13,722
Supplies	48
Advance	5,266
Prepaid expenses	1,069
Deferred tax assets	3,260
Other current assets	5,435
Allowance for doubtful accounts	(22)
Fixed assets:	418,475
Tangible fixed assets:	157,269
Buildings	108,206
Structures	1,120
Machinery and equipment	21,488
Aircraft	4
Motor vehicles	250
Tools, furniture and fixtures	3,746
Land	20,134
Construction in progress	2,318
Intangible fixed assets:	33,252
Goodwill	837
Leasehold rights	14,393
Software	17,715
Other intangible fixed assets	305
Investments and other assets:	227,953
Investment securities	125,572
Investment in shares of affiliates	86,397
Investment in other related companies' securities	6,780
Long-term prepaid expenses	811
Deferred tax assets	4,384
Other investments and other assets	4,593
Allowance for doubtful accounts	(587)
TOTAL ASSETS	563,040

LIABILITIES

(million yen)

Current liabilities:	65,643
Trade notes payable	9,483
Trade accounts payable	23,843
Other accounts payable	13,341
Accrued expenses	7,256
Advance received	2,374
Deposit received	4,109
Employees' deposit	3,470
Reserve for returned goods	45
Reserve for bonuses for officers	60
Other current liabilities	1,658
Long-term liabilities:	78,131
Bonds	49,987
Reserve for employee retirement benefits	20,468
Reserve for officers' retirement gratuities	1,112
Negative goodwill	6,045
Other long-term liabilities	517
TOTAL LIABILITIES	143,774

NET ASSETS

Shareholders' equity	417,749
Paid-in capital:	146,200
Capital surplus:	173,664
Capital reserve	173,664
Retained earnings:	113,389
Earned surplus reserve	4,385
Other retained earnings	109,004
General reserve	93,300
Retained earnings carried forward	15,704
Treasury stock	(15,505)
Valuation and translation adjustments:	1,516
Valuation difference on available-for-sale securities:	1,516
TOTAL NET ASSETS	419,265
TOTAL LIABILITIES AND NET ASSETS	563,040

STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008)

(million yen)

Net sales		382,971
Cost of sales		263,405
Gross profit		119,566
Selling, general and administrative expenses		97,146
Operating income		22,420
Non-operating income		
Interest income and dividend income	6,928	
Write-off of negative goodwill	355	
Other income	1,643	8,927
Non-operating expenses		
Interest expenses	826	
Loss on investment association	1,299	
Sundry loss	1,361	3,487
Recurring profit		27,861
Extraordinary gain		
Gain on sale of fixed assets	6	
Gain on sale of investment securities	281	
Dividends on liquidation of affiliates	128	
Gain on sale of membership	4	
Reversal of reserves for membership deposits	12	
Reversal of allowance for doubtful accounts	195	628
Extraordinary loss		
Loss on sale of fixed assets	34	
Loss on disposal of fixed assets	246	
Loss on sale of investment securities	39	
Valuation losses on investment securities	4,731	
Loss on liquidation of investment securities	0	
Loss on liquidation of affiliates	7	
Losses on sale of membership	1	5,060
Income before income taxes		23,428
Income and enterprise taxes	7,391	
Adjustment for income taxes	915	8,307
Net income		15,121

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity				
		Capital surplus	Retained earnings		
				Other retained earnings	
	Paid-in capital	Capital reserve	Earned surplus reserve	General reserve	Retained earnings carried forward
Balance at March 31, 2007	146,200	173,664	4,385	78,300	26,637
Change during the year					
Distribution of retained earnings					(11,054)
Net income					15,121
Addition to general reserve				15,000	(15,000)
Net increase/decrease during the term under review except in shareholders' equity					
Total change	-	-	-	15,000	(10,933)
Balance at March 31, 2008	146,200	173,664	4,385	93,300	15,704

	Shareholders' equity		Valuation and translation adjustments	Total net assets
	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	
Balance at March 31, 2007	(15,505)	413,682	16,000	429,683
Change during the year				
Distribution of retained earnings		(11,054)		(11,054)
Net income		15,121		15,121
Addition to general reserve		-		-
Net increase/decrease during the term under review except in shareholders' equity		-	(14,484)	(14,484)
Total change	-	4,066	(14,484)	(10,417)
Balance at March 31, 2008	(15,505)	417,749	1,516	419,265

Copy of Account Auditors' Audit Report on the Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 12, 2008

To: The Board of Directors
Fuji Television Network, Incorporated

Ernst & Young ShinNihon

By Tsunetoshi Harada (seal)
Specified and Executive Partner
Certified Public Accountant

By Kiyokazu Tashiro (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Fuji Television Network, Incorporated (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Fuji Television Network, Incorporated and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' REPORT

May 12, 2008

To: The Board of Directors
Fuji Television Network, Incorporated

Ernst & Young ShinNihon

By Tsunetoshi Harada (seal)
Specified and Executive Partner
Certified Public Accountant

By Kiyokazu Tashiro (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Fuji Television Network, Incorporated (the "Company") for the 67th fiscal year covering the period from April 1, 2007 to March 31, 2008 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above non-consolidated financial statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

AUDITORS' REPORT

We, the Board of Statutory Auditors of the Company, based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 67th fiscal year from April 1, 2007 to March 31, 2008, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans for the fiscal year under review, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the audit policy, audit plans, etc. determined by the Board of Statutory Auditors, maintained constant communication with the Directors, the internal audit sections and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of execution of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the execution by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems established pursuant to such resolutions. With regard to its subsidiaries, we visited each subsidiary to maintain constant communication and exchange information with its executives, statutory auditors, etc. thereof and required it to render reports on its business operations whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate execution of duties" had been established in accordance with the "Standard for Quality Control Concerning Audits" and demanded their explanations whenever necessary. In accordance with such methods, we investigated the financial statements and their accompanying detailed statements, as well as the consolidated financial statements, for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the execution by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the execution by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, Ernst & Young ShinNihon, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the account auditors, Ernst & Young ShinNihon, are proper.

May 13, 2008

The Board of Statutory Auditors
Fuji Television Network, Incorporated

Kiyoshi Onoe (seal)
Full-time Statutory Auditor

Shunichiro Kondo (seal)
Full-time Statutory Auditor
(Outside Statutory Auditor)

Hachiro Itoh (seal)
Full-time Statutory Auditor

Yuzaburo Motegi (seal)
Statutory Auditor
(Outside Statutory Auditor)

Naoya Minami (seal)
Statutory Auditor
(Outside Statutory Auditor)

- END -

Propositions and explanatory information:

Proposition No. 1: Appropriation of retained earnings

The Company hereby proposes the appropriation of retained earnings as set forth below:

1. Matters concerning year-end dividends

The Company regards the disbursement of profits to its shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while aggressively investing in infrastructure and content and entering new fields of business in order to respond to changes in the broadcasting industry.

Regarding the distribution of retained earnings, the Company aims for a standard of a non-consolidated dividend payout ratio of 50% and makes decisions regarding the appropriate payment of dividends for a specified fiscal year based on a comprehensive review of various factors related to the Company's income during the said year, the investments necessary to develop the business in the future and other factors.

Based on this policy, the Company hereby proposes to pay year-end dividends for the fiscal year ended March 31, 2008 as follows:

(1) Matters concerning the allocation of property to be made to the shareholders as dividends and the aggregate amount thereof:

¥1,800 per share of common stock of the Company
Aggregate amount: ¥4,145,572,800
(Annual dividend: ¥3,600 per share, including ¥1,800 per share in interim dividends)

(2) Effective date of the distribution of retained earnings:

June 30, 2008

2. Matters concerning the appropriation of retained earnings

(1) Item of retained earnings to be increased and the amount thereof:

General reserve: ¥7,000,000,000

(2) Item of retained earnings to be decreased and the amount thereof:

Retained earnings carried forward: ¥7,000,000,000

Proposition No. 2: Approval of the plan of company split to establish a new company

1. Reasons for the company split:

The business environment for broadcasting and the media industry is facing a period of major changes, including technical innovations accompanying the switch to a digital format, deregulation, and revisions to the regulatory structure. Fuji TV recognizes that it must also quickly respond to such trends as alliances and restructuring among media groups.

Fuji TV has established a leading position in the industry in its main television broadcasting business through a strong network structure with local affiliates built up since its founding. In businesses other than broadcasting as well, Fuji TV has remained ahead of other broadcasters with proactive initiatives for development, working to expand the scope of its Group operations.

However, to respond to further changes in the business environment, and to enhance the corporate value of the Fuji TV Group, it is necessary for us, while preserving the core broadcasting business, to pursue further selection and concentration of Group management resources in areas other than broadcasting, and to actively pursue capital and operating alliances with outside companies, as well as business restructuring.

Achieving Fuji TV's long-term management vision of becoming Japan's representative media conglomerate, widely respected in Japan and around the world, demands quickness in decision-making and flexibility in implementation beyond current measures, as well as the conduct of appropriate Group governance. We have concluded that the most appropriate way to realize the management structure necessary to achieve this would be a transition to a certified broadcast holding company structure.

Fuji TV considers the transition to a certified broadcast holding company to be a "second founding" for the media Group. We recognize that we are standing at the starting line for building a new Group management structure centered on the certified broadcast holding company and will focus on (i) Strengthening Group management; (ii) Appropriate reallocation of resources in response to the business environment; and (iii) Implementing proactive business restructuring measures; in a concerted effort to enhance the corporate value of the entire Group.

To achieve these objectives, the Company plans to transition to a certified broadcast holding company, incorporate a wholly-owned subsidiary "Fuji Television Network, Incorporated" by means of a company split and transfer rights and obligations concerning all businesses other than the business of management and administration of the Group to such subsidiary as of October 1, 2008 (expected).

The approval of this proposition shall become effective subject to the approval and adoption of Proposition No. 3 "Amendment to the Articles of Incorporation".

2. Content of the company split plan in outline:

Company Split Plan
(Copy)

Fuji Television Network, Incorporated (whose trade name will be changed to FUJI MEDIA HOLDINGS, INC. as of October 1, 2008; the "Company") formulates a plan ("Plan") to transfer its rights and obligations concerning the businesses set forth in Article 1 hereof to a company (whose trade name will be "Fuji Television Network, Incorporated"; the "New Company") to be incorporated by means of a company split (the "Company Split") as follows:

(Company split to incorporate a new company)

Article 1. The Company shall make a company split in accordance as provided for in the Plan to transfer its rights and obligations concerning all businesses (the "Businesses") other than the business of management and administration of the Group set forth in Article 4 hereof to the New Company.

(New Company's objectives, trade name, location of the head office and total number of issuable shares and other matters to be provided for in its articles of incorporation)

Article 2. The New Company's objectives, trade name, location of the head office and total number of issuable shares and other matters to be provided for in its articles of incorporation shall be as set forth in Schedule 1 hereof.

2. The address of the head office of the New Company shall be as follows:

4-8, Daiba 2-chome, Minato-ku, Tokyo

(Names of directors, statutory auditors and account auditors upon incorporation of the New Company)

Article 3. The names of directors, statutory auditors and account auditors upon incorporation of the New Company shall be as set forth in Schedule 2 hereof.

(Assets, liabilities, employment contracts and other rights, obligations, licenses, permits, authorizations, etc. to be transferred)

Article 4. By the Company Split, the New Company shall acquire by transfer from the Company its assets, liabilities, employment contracts and other rights and obligations (the "Rights and Obligations") set forth in Schedule 3 hereof, as well as licenses (reissued licenses), permits, authorizations, certifications, registrations, notifications, etc. (for the avoidance of doubt, certifications concerning certified broadcast holding companies under Article 52-30 of the Broadcasting Law of Japan shall be excluded) and the statuses of applicants therefor that are permitted to be transferred under law.

2. The acquisition by transfer of the obligations under the foregoing paragraph shall be made by the method of indemnifying the transferor for any liabilities therefor.

3. The assets and liabilities to be acquired by the New Company by transfer from the Company shall be determined based on the balance sheet and other accounts of the Company as of March 31, 2008, and taking into account any increase or decrease thereafter up to the day immediately preceding the date of the incorporation of the New Company.

(Approval at General Meeting of Shareholders)

Article 5. The Company shall convene a General Meeting of Shareholders on June 27, 2008 and request the shareholders to approve of the Plan and adopt a resolution for the matters necessary for the Company Split; provided, however, that the date of the General Meeting of Shareholders may be changed as the necessity arises.

(Shares to be delivered upon the Company Split and the allocation thereof)

Article 6. Upon the Company Split, the New Company shall issue and deliver to the Company 2,000 shares of common stock in exchange for the Rights and Obligations.

(Matters concerning the amounts of paid-in capital and capital reserve of the New Company, etc.)

Article 7. The amounts of paid-in capital and capital reserve of the New Company upon incorporation shall be as follows:

(1)	Paid-in capital:	¥8,800,000,000
(2)	Capital reserve:	¥2,200,000,000
(3)	Other capital surplus:	An amount obtained by deducting the aggregate amounts in items (1) and (2) above from the amount of capital to be paid in by the shareholder(s) upon incorporation as provided for in Article 80, item 1 of the Regulations on Corporate Accounts
(4)	Earned surplus reserve:	¥0
(5)	Other retained earnings:	¥0

(Date of incorporation)

Article 8. The incorporation of the New Company shall be recorded on the Corporate Register as of October 1, 2008 (the "Date of Incorporation"); provided, however, that it may be changed whenever necessary for the development of the procedure or any other event.

(Competitive business)

Article 9. The Company Split shall not prohibit the Company from engaging in any business competitive with the Businesses on or after the Date of Incorporation.

(Change of the conditions and cancellation)

Article 10. In the event that any material change occurs in the Businesses or the properties belonging thereto or it otherwise becomes difficult to achieve the objectives of the Plan during the period after the formulation of the Plan to the completion of the Company Split, the Company may change the details of the Plan or cancel the Company Split.

(Effect of the Plan)

Article 11. The Plan shall become null and void if prior to the Date of Incorporation, the New Company fails to obtain to engage in the Businesses, and the Company fails to obtain to become a certified broadcast holding company, any license, permit, authorization, certification, registration, notification, etc. (including, but not limited to, the approval by the Minister of Public Management, Home Affairs, Posts and Telecommunications of the acquisition by transfer of the broadcasting station license as provided for in Article 20, paragraph 2 of the Radio Law of Japan and the certification of the Minister of Public Management, Home Affairs, Posts and Telecommunications concerning certified broadcast holding companies as provided for in Article 52-30 of the Broadcasting Law of Japan) so required from the competent authorities.

May 15, 2008

Toyoda Koh, President and Representative Director
Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

3. Content of the matters listed in the items of Article 205 of the Regulations to Enforce the Corporation Law in outline:

(1) Matters concerning the reasonableness of consideration:

(i) Reasonableness of the number of shares:

The Company Split will be made for the Company to transition to a certified broadcast holding company and all of the shares to be issued by the New Company upon incorporation will be held by the Company. The number of shares to be issued by the New Company upon incorporation can be determined by the Company at its own discretion. Accordingly, the Company, taking into general consideration the creation of an appropriate investment unit and other factors, has determined that the New Company shall issue 2,000 shares and allocate and deliver all of them to the Company, as set forth in Article 6 of the Plan.

The Company has judged that the arrangement is reasonable.

(ii) Reasonableness of the amounts of paid-in capital, capital reserve, etc. of the New Company:

The Company, taking into general consideration the capital policy, scale of business and other factors of the New Company after its incorporation, has determined that the amounts of paid-in capital and capital reserve of the New Company shall be as set forth in Article 7 of the Plan, pursuant to the Regulations on Corporate Accounts.

The Company has judged that the arrangement is reasonable.

(2) Disposition of important property, assumption of any material obligation or any other event that may have a material effect on the financial position of the Company after the end of the most recent fiscal year:

Not applicable.

Proposition No. 3: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

Subject to the approval of Proposition No. 2, the Company plans to transfer rights and obligations concerning all businesses other than the business of management and administration of the Group to "Fuji Television Network, Incorporated" to be incorporated by means of a company split and transition to a certified broadcast holding company as provided for in the Broadcasting Law of Japan as of October 1, 2008. Accordingly, the Company intends to change its trade name and objectives provided for in Article 1 and Article 2 of the

Articles of Incorporation, respectively, and simultaneously adjust the wording and provisions.

The amendment to Article 1 and Article 2 of the Articles of Incorporation shall become effective on condition that Proposition No. 2 "Approval of the plan of company split to establish a new company" is approved and adopted and that the company split thereunder becomes effective.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
Chapter I. General Provisions (Trade name)	**Chapter I. General Provisions** (Trade name)
Article 1. The name of the Company shall be KABUSHIKI KAISHA FUJI TELEVISION, which shall be written Fuji Television Network, Incorporated, in English.	Article 1. The name of the Company shall be KABUSHIKI KAISHA FUJI MEDIA HOLDINGS, which shall be written FUJI MEDIA HOLDINGS, INC., in English.
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to manage and administer any company (including any foreign company), any partnership (including any equivalent thereto in foreign countries) or any other similar entity engaging in the following businesses by holding the shares or equity interests therein:
(To be established)	(1) Media business in general;
(1) Television broadcasting business pursuant to the Broadcasting Law of Japan;	(2) (Same as existing)
(2) Broadcasting business in general;	(3) (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(3) Business relating to the production, sale, distribution, export and import of broadcasting programs, recorded and videotaped materials and movies;	(4) (Same as existing)
(4) Issue and sale of publications;	(5) (Same as existing)
(5) Development, guidance and sale of broadcasting-related technologies;	(6) (Same as existing)
(6) Development, guidance and sale of electronic machinery and equipment, information machinery and equipment and technologies for utilizing such machinery and equipment;	(7) (Same as existing)
(7) Plan, production, exhibition and sale of movies, music, art and other cultural enterprises, and sporting events;	(8) (Same as existing)
(8) Acquisition and licensing of copyrights, neighboring rights and industrial property rights;	(9) (Same as existing)
(9) Sale of sound and video tapes, video disks, records, daily necessaries, sporting goods, clothes, furniture, foods and drinks reproducing and utilizing works and marks;	(10) (Same as existing)
(10) Collection, processing and sale of information on politics, economics, culture, living, etc.;	(11) (Same as existing)
(11) Lease of real estate, facilities, machinery and equipment and the use thereof;	(12) (Same as existing)
(12) Telecommunications business pursuant to the Telecommunications Business Law of Japan; and	(13) (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(13) Any other business incidental to any of the businesses mentioned in any of the foregoing subparagraphs.	(14) Any other business incidental or appertaining to any of the businesses mentioned in any of the foregoing subparagraphs; and
(To be established)	(15) Any other business other than the businesses mentioned in any of the foregoing subparagraphs.
(To be established)	2. The Company may engage in any business incidental or appertaining to any of the businesses mentioned in any of the subparagraphs of the foregoing paragraph.
Article 3 to 8 (Descriptions omitted)	Article 3 to 8 (Same as existing)
(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)	(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)
Article 9. In the event that the aggregate of the ratio of voting rights directly owned by the persons (the "foreigners, etc.") listed in items 1 through 3 below and such ratio of voting rights indirectly owned by the foreigners, etc. through any person listed in item 4 below as specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan would amount to the ratio of one-fifth (1/5) or more of the Company's aggregate voting rights, the Company may turn down a request for the entry or recordation in the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) in respect of the shares acquired by the foreigners, etc., pursuant to the provisions of Article 52-8, paragraph 1 and paragraph 2 of the Broadcasting Law of Japan:	Article 9. In the event that the aggregate of the ratio of voting rights directly owned by the persons (the "foreigners, etc.") listed in items 1 through 3 below and such ratio of voting rights indirectly owned by the foreigners, etc. through any person listed in item 4 below as specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan would amount to the ratio of one-fifth (1/5) or more of the Company's aggregate voting rights, the Company may turn down a request for the entry or recordation in the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) in respect of the shares acquired by the foreigners, etc., pursuant to the provisions of the Broadcasting Law of Japan:

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(1) Persons of non-Japanese nationality;	(1) Persons of non-Japanese nationality;
(2) Foreign governments and representatives thereof;	(2) Foreign governments and representatives thereof;
(3) Foreign corporations and organizations; and	(3) Foreign corporations and organizations; and
(4) Corporations and organizations whose ratio of voting rights directly owned by the persons listed in items 1 through 3 is no less that the rate specified in the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan.	(4) Corporations and organizations whose ratio of voting rights directly owned by the persons listed in items 1 through 3 is no less that the rate specified in the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan.
Article 10. (Descriptions omitted)	Article 10. (Same as existing)
(Share Handling Regulations)	(Share Handling Regulations)
Article 11. The entries or recordation in the register of shareholders of the Company, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the matters concerning the exercise of rights by the shareholders as provided for in laws or ordinances and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 11. The entries or recordation in the register of shareholders of the Company, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the matters concerning the exercise of rights by the shareholders (including the beneficial shareholders; the same applies hereinafter) as provided for in laws or ordinances and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.
Article 12 to 16 (Descriptions omitted)	Article 12 to 16 (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present who are entitled to vote.	Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. (Same as existing)
Article 18 to 41 (Descriptions omitted)	Article 18 to 41 (Same as existing)

Proposition No. 4: Election of 20 Directors

The term of office of all of the (20) Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 20 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 5: Election of one Statutory Auditor

The term of office of Statutory Auditor Mr. Shunichiro Kondo will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that one Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as set forth below: (Translation omitted)

Proposition No. 6: Payments upon the abolition of the plan of officers' retirement gratuities

The Company, at the meeting of its Board of Directors held on May 15, 2008, determined to review its plans of officers' remuneration to further promote management reforms and adopted a resolution to abolish the plan of officers' retirement gratuities at the close of this Ordinary General Meeting of Shareholders.

Accordingly, it is hereby proposed that retirement gratuities upon the abolition of the policy thereof be granted to all the Directors and Statutory Auditors in office as at the close of this Ordinary General Meeting of Shareholders in appreciation of services rendered by them to the present, for their respective terms of office from the assumption of office to the close of this Ordinary General Meeting of Shareholders, within the extent of a reasonable amount in accordance with the established standards of the Company.

It is also be proposed that such retirement gratuities be paid at the time each of the Directors and Statutory Auditors retires from his office and that determination of the actual amount, the method of presentation, etc. be left to the Board of Directors in respect of the Directors and to consultation among the Statutory Auditors in respect of the Statutory Auditors.

The brief histories of the Directors and Statutory Auditors entitled to the payments are as set forth below: (Translation omitted)

Proposition No. 7: Payment of bonuses for officers

Taking into consideration the operating results for the fiscal year under review and other factors, it is hereby proposed that bonuses in the aggregate of ¥60,600,000 (¥52,320,000 for Directors (including ¥5,000,000 for outside Directors) and ¥8,280,000 for Statutory Auditors) be paid to 20 Directors (including five outside Directors) and five Statutory Auditors in office as of March 31, 2008.

- END -

(Translation)

FILE No. 82-5176

June 27, 2008

NOTICE OF RESOLUTIONS OF THE 67TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 67th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 67th fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the financial statements for the 67th fiscal year (from April 1, 2007 to March 31, 2008)

The particulars of the above matters were reported to the meeting.

Matters resolved:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed. The year-end dividend was determined to be ¥1,800 per share (or an annual dividend of ¥3,600 per share, including an interim dividend of ¥1,800).

Proposition No. 2: Approval of company split to establish a new company

The proposition was approved and adopted as proposed.

Proposition No. 3: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of 20 Directors

The proposition was approved and adopted as proposed. Messrs. Hisashi Hieda, Koh Toyoda, Ryosuke Yokoi, Hideaki Ota, Shuji Kano, Masaki Obitsu, Masumi Uchibori, Kazunobu Iijima, Toshikazu Horiguchi, Hiroshi Seta, Eiichi Kubota, Yutaka Kobayashi, Ryunosuke Endo, Katsuaki Suzuki, Isao Matsuoka, Shigeki Sato, Taizan Ishiguro, Michio Izuma, Takafumi Beppu and Takehiko Kiyohara, 20 in all, were reelected as Directors and assumed office, respectively.

Proposition No. 5: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Shunichiro Kondo were reelected as Statutory Auditor and assumed office.

Proposition No. 6: Payments upon the abolition of the plan of officers' retirement gratuities

It was approved and adopted as proposed that retirement gratuities upon the abolition of the policy thereof be granted to all the Directors and Statutory Auditors in office as at the close of this Ordinary General Meeting of Shareholders within the extent of a reasonable amount in accordance with the established standards of the Company, that such retirement gratuities be paid at the time each of the Directors and Statutory Auditors would retire from his office and that determination of the actual amount, the method of presentation, etc. be left to the Board of Directors in respect of the Directors and to consultation among the Statutory Auditors in respect of the Statutory Auditors.

Proposition No. 7: Payment of bonuses for officers

It was approved and adopted as proposed that bonuses in the aggregate of ¥86,400,000 (¥74,100,000 for Directors (including ¥5,000,000 for outside Directors) and ¥12,300,000 for Statutory Auditors) be paid to 19 Directors (including five outside Directors) and five Statutory Auditors in office as of March 31, 2007.

- END -

Election of Directors

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed office, respectively:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koh Toyoda
Executive Vice President and Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Hideaki Ota
Executive Managing Director:	Shuji Kano
Executive Managing Director:	Masaki Obitsu
Executive Managing Director:	Masumi Uchibori
Executive Managing Director:	Kazunobu Iijima
Executive Managing Director:	Toshikazu Horiguchi
Executive Managing Director:	Hiroshi Seta

END